MMC Norilsk Nickel

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

07023650

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

May 14, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

RECEIVED
2007 MAY 18 A 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

mmc

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the event that may significantly affect the price of the Company's securities dated May 10, 2007

2. Press release dated May 8, 2007: Norilsk Nickel's superior bid recognized by LionOre Mining International Ltd.

3. Press release dated May 7, 2007: Norilsk Nickel offer documents delivered in respect of Norilsk Nickel 's Cdn$21.50 per share all-cash offer for LionOre Mining International Ltd.

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

5/22

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization in whose authorized capital the Issuer's share has changed: *Open Joint Stock Company Norilsk - Taimyr Energy Company;*

Location of the profit organization, in whose authorized capital the Issuer's share has changed: *663310, Russian Federation, Krasnoyarsk Territory, Norilsk, ul. Veteranov, 19;*

The Issuer's share in the authorized capital of the aforementioned organization before the change: *51%;*

Percentage of this organization's ordinary shares owned by the Issuer before the change: *51%;*

The Issuer's share in the authorized capital of the aforementioned organization after the change: *100%;*

Percentage of this organization's ordinary shares owned by the Issuer after the change: *100%;*

Date of the change: *May 7, 2007*

Director of Investor Relations Department,
MMC Norilsk Nickel — *Usanov D.A.*
(Power of Attorney ГМК-115/70-нн of 27.12.2007)

May 10, 2007

08.05.2007

Norilsk Nickel's superior bid recognized by LionOre Mining International Ltd.

Moscow, Russian Federation, and Toronto, Ontario, Canada (May 8, 2007):

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") today reacted favourably to LionOre Mining International Ltd.'s ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") determination that Norilsk Nickel's all-cash offer to acquire the outstanding common shares of LionOre constitutes a "superior proposal".

Norilsk Nickel's General Director, Denis Morozov, said: "We are very pleased that our all-cash offer of Cdn$21.50 per common share has been recognized by LionOre's Board of Directors as a superior proposal. Through this offer, we are able to provide LionOre shareholders an attractive opportunity to realize substantial gains."

On May 3, 2007, Norilsk Nickel announced its intention to make an all-cash offer to acquire all of the outstanding common shares of LionOre for aggregate cash consideration of approximately Cdn$5.3 billion. The offer documents are being mailed to LionOre shareholders today. The offer is open for acceptance until 8:00pm (Toronto time) on Monday, June 18, 2007, unless extended or withdrawn.

Full particulars of the offer are set out in the offer and offering circular filed by Norilsk Nickel. These documents are available on the Canadian Securities Administrators' website at www.sedar.com under LionOre's company profile, and on the Norilsk Nickel website at www.nornik.ru/en.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of nickel and palladium and one of the world's largest producers of platinum and copper. In addition, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and an international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in Saint Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are traded on the New York Stock Exchange.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (under the symbol "GMKN RU") and the Moscow Interbank Currency Exchange (under the symbol "GMKN RM"). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter in the United States (under the symbol "NILSY US"), on the International Order Book section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR website at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.
Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ru

For media outside Russia:

Toronto
Lisa Merrithew

Tel: +1 416 645-8204

New York
Sean Healy
Tel: +1 212 453-2438

United Kingdom
David Hart
Tel: +44 (0)20 7395 7131
Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeats
Tel: +612 8905-6316

NORILSK NICKEL

07.05.2007

Norilsk Nickel offer documents delivered in respect of Norilsk Nickel 's Cdn$21.50 per share all-cash offer for LionOre Mining International Ltd.

Moscow, Russian Federation, and Toronto, Ontario, Canada (May 7, 2007):

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") today announced that formal offer documents in respect of the offer to acquire all of the outstanding common shares of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") at a price of Cdn$21.50 in cash per common share have been filed with Canadian securities regulators.

Norilsk Nickel also confirmed today that the Company is in receipt of the list of LionOre shareholders. Full details of the offer, including the formal offer circular and related take-over bid documents, will be mailed to LionOre's registered shareholders on May 8, 2007.

The offer is open for acceptances until 8:00pm (Toronto time) on Monday, June 18, 2007, unless extended or withdrawn.

Norilsk Nickel also announced that it has applied for regulatory approvals from authorities in relevant jurisdictions, including Canada, Australia, South Africa and in Europe.

On May 3, 2007, Norilsk Nickel announced its intention to make an all-cash offer to acquire all of the outstanding common shares of LionOre for an aggregate consideration of approximately Cdn$5.3 billion.

Full particulars of the offer are set out in the offer and offering circular filed by Norilsk Nickel. These documents will be available on the Canadian Securities Administrators' website at www.sedar.com under LionOre's company profile, and on the Norilsk Nickel website at www.nornik.ru/en/.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producers of nickel and palladium and one of the world's largest producers of platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Mines Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Mines Pty. Ltd. is held by a wholly-owned

subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in St Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are traded on the New York Stock Exchange.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR website at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, Toronto, ON, Canada M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will provide to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.
Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ru

For media outside Russia:

Toronto
Lisa Merrithew
Tel: +1 416 645-8204

New York
Sean Healy
Tel: +1 212 453-2438

United Kingdom
David Hart

Tel: +44 (0)20 7395 7131
Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeats
Tel: +612 8905-6316

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY 0789970 B.C. LTD. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF LIONORE MINING INTERNATIONAL LTD.

LETTER OF TRANSMITTAL

for Deposit of Common Shares
(and associated rights under the
Shareholder Rights Plan)
of

LIONORE MINING INTERNATIONAL LTD.

Pursuant to the Offer dated May 7, 2007
made by

0789970 B.C. LTD.

a wholly-owned subsidiary of

OJSC MMC NORILSK NICKEL

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON MONDAY, JUNE 18, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

This Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares of LionOre (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of LionOre Mining International Ltd. ("**LionOre**"), the "**Common Shares**") deposited pursuant to the offer dated May 7, 2007 (the "**Offer**") made by 0789970 B.C. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of OJSC MMC Norilsk Nickel, to holders of Common Shares (the "**Shareholders**") and must be received by Computershare Investor Services Inc. (the "**Depositary**") before the Expiry Time at one of the offices listed below.

Shareholders can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". A Shareholder accepting the Offer by following the procedures for book-entry transfer with CDSX or DTC does not need to use this Letter of Transmittal and will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. However, if a Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent's Message, a Letter of Transmittal must be completed.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 herein, "Procedure for Guaranteed Delivery".

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the offer and related circular dated May 7, 2007 (the "**Circular**") have the respective meanings set out in the Circular.

The Depositary, the Dealer Manager, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and

telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Deposits of Common Shares conditionally issued pursuant to the Long Term Incentive Policy must be made by completing an LTIP Tendering Letter instead of this Letter of Transmittal.

This Letter of Transmittal cannot be used to accept the Offer while you hold CDIs which are quoted on the Australian Securities Exchange. If you hold CDIs, refer to Section 3 of the Offer, "Manner of Acceptance — CDI Holders" for instructions on how to accept the Offer. If you hold CDIs at the Delisting Date, and your CDIs are subsequently cancelled and you become the legal holder of the underlying Common Shares, you may then accept the Offer using this document.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: 0789970 B.C. LTD.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Common Shares and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The undersigned understands that, unless waived by the Offeror, Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book-entry confirmation must be received by the Depositary with respect thereto. The following are the details of the enclosed certificate(s):

LIONORE COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*
		TOTAL:	

SRP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)
(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*
		TOTAL:	

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("**Rights Certificates**"): (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by LionOre, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by LionOre and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the Toronto Stock Exchange (the "**TSX**") after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary, receives from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned delivers to you the enclosed certificate(s) for Common Shares and, effective at such time as such Common Shares are taken up pursuant to the Offer and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares and hereby assigns to the Offeror all right, title and interest therein.

The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the "**Deposited Common Shares**") and in and to all rights and benefits arising from such Common shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date on which the Offeror takes up the Common Shares including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**"); (ii) the undersigned owns the Deposited Common Shares and any Distributions; (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person; (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable Law; and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Common Shares and delivers to the Offeror the enclosed Common Share certificate(s) and Rights Certificates, if applicable, representing the Deposited Common Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Common Shares, and in and to all rights and benefits arising from the Deposited Common Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, LionOre should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date on which the Offeror takes up the Common Shares on or in respect of the Common Shares. If, on or after the date of the Offer, LionOre should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the

transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of LionOre in respect of Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer"): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by LionOre to Shareholders prior to the time that the signatory's Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the signatory deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery.

In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the Shareholder covered by this Letter of Transmittal with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of LionOre and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Common Shares**"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date on which the Offeror takes up the Common Shares with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of LionOre; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Law), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of LionOre; (c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in this Letter of Transmittal. The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer. The undersigned also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of LionOre and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of LionOre. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of: (a) certificate(s) representing the Common Shares; (b) this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in this Letter of Transmittal; and (c) any other required documents before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

Any Deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Register of Shareholders maintained by or on behalf of LionOre.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.*

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 4): Dated: ______________________

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

____
Name of Shareholder or Authorized Representative (please print or type)

____
Daytime telephone number and facsimile number of Shareholder or Authorized Representative

SHAREHOLDER INFORMATION AND INSTRUCTIONS

BLOCK A
REGISTRATION AND PAYMENT INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF AND RETURN LIONORE SHARE CERTIFICATES TO:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND CHEQUE
(Unless Block "D" is checked) TO:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

____
U.S. residents/citizens must provide their Taxpayer Identification Number

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICES OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ________________________________

Date of Guaranteed Delivery ________________________________

Name of Institution which Guaranteed Delivery ________________________________

BLOCK F
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM **W-9** **Department of the Treasury Internal Revenue** **ServicePayer's Request for Taxpayer Identification Number and Certification**	**Part 1** — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW. Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	__________ Social Security Number(s) (If awaiting TIN, write "Applied For") **OR** __________ Employer Identification Number(s) (If awaiting TIN, write "Applied For")
	Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):	

Name: ______________________________

Business Name: ______________________________

Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address: ______________________________
City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("**IRS**") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) in "Part 3 — Certification" above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ____________________ Date ________________, 2007

NOTE: **FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFERING. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.**

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature ____________________ Date ________________, 2007

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually executed facsimile copy thereof) together with accompanying certificate(s) representing the Common Shares in respect of which the Offer is being accepted must be received by the Depositary at any of the offices specified below before 8:00 p.m. (Toronto time) on Monday, June 18, 2007, the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in paragraph 2 below is employed.

(b) The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c) Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) the Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a facsimile thereof, properly completed and executed, is received by the Depositary at its Toronto office at or prior to the Expiry Time;

(c) the certificate(s) representing Deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by this Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying share certificate(s) and Rights Certificate(s), if applicable, must be delivered to the Toronto office of the Depositary; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal and all other documents required by this Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission to the Depositary at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers of banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered holder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited herewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of LionOre or if the cash payable is to be delivered to a person other than the registered holder, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the securities register of LionOre. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If fewer than the total number of Common Shares evidenced by any certificate submitted are to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9. Substitute Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not

provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "**Substitute Form W-9**" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "**W-9 Guidelines**") for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN; (ii) write "**Applied For**" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Common Shares or Rights Certificates, if applicable, additional certificate numbers and number of Deposited Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Common Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable Law.

(d) The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing

Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Manager or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the back page of this Letter of Transmittal.

11. Lost Certificates

If a share certificate or rights certificate, if applicable, has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to LionOre's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or LionOre's transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COMMON SHARES AND SRP RIGHTS, IF APPLICABLE, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	Individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (*Uniform Gift to Minors Act*)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the Person whose number you furnish. If only one person on an account has a social security number, that person's social security number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the *Investment Company Act of 1940.*

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021 31 Adelaide Street East Toronto, ON, Canada M5C 3H2	9th Floor 100 University Avenue Toronto, ON, Canada M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

North American Toll Free Phone: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555

Facsimile: 1-905-771-4082
Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, ON, Canada M5J 2Y1

North American Toll Free Number: 1-866-682-6148
Outside North America, Call Collect: 1-212-440-9800
Email: inquiries@georgeson.com

The Dealer Manager for the Offer is:

UBS Securities Canada Inc.

161 Bay Street, Suite 4100
P.O. Box 617
Toronto, ON, Canada M5J 2S1

Inside and Outside North America, Call: 1-416-350-2201

Facsimile: 1-416-364-9296

Any questions or requests for assistance may be directed to the Dealer Manager, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Manager at its offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LTIP TENDERING LETTER SHOULD BE READ CAREFULLY BEFORE THIS LTIP TENDERING LETTER IS COMPLETED. THIS LTIP TENDERING LETTER IS FOR USE BY ELIGIBLE HOLDERS OF LTIP ENTITLEMENTS (AS DEFINED BELOW) IN ACCEPTING THE OFFER BY 0789970 B.C. LTD. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF LIONORE MINING INTERNATIONAL LTD.

LTIP TENDERING LETTER

for Deposit of Common Shares
(and associated rights under the
Shareholder Rights Plan)
Conditionally Issued
Under the 2007 Long Term Incentive Policy
of

LIONORE MINING INTERNATIONAL LTD.

Pursuant to the Offer dated May 7, 2007
made by

0789970 B.C. Ltd.

a wholly-owned subsidiary of

OJSC MMC NORILSK NICKEL

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON MONDAY, JUNE 18, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

THIS LTIP TENDERING LETTER IS FOR USE ONLY BY ELIGIBLE HOLDERS OF LTIP ENTITLEMENTS (AS DEFINED BELOW)

This LTIP Tendering Letter is for use only by holders of outstanding rights (the "**LTIP Entitlements**"), whether vested or unvested, to receive Common Shares (as defined below) that are issuable pursuant to such LTIP Entitlements ("**Bonus Shares**") in accordance with the terms of the 2007 long term incentive policy (the "**Long Term Incentive Policy**") of LionOre Mining International Ltd. ("**LionOre**") and that are otherwise eligible to deposit LTIP Entitlements under the Offer and the 2006 stock option and share compensation plan (the "**Share Compensation Plan**") of LionOre. Holders of LTIP Entitlements must complete this LTIP Tendering Letter in order to deposit their LTIP Entitlements and the Bonus Shares issuable to such holders pursuant to the Long Term Incentive Policy to the offer dated May 7, 2007 (the "**Offer**") made by 0789970 B.C. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of OJSC MMC Norilsk Nickel, to holders (the "**Shareholders**") of common shares of LionOre (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "**SRP Rights**"), if any, under the Shareholder Rights Plan of LionOre, the "**Common Shares**").

It is expected that, in accordance with the Long Term Incentive Policy and the Share Compensation Plan, upon the making of the Offer, all Bonus Shares will, contingently and conditionally upon it being certain that such Bonus Shares that are so issued will be taken up and paid for under the Offer, vest and be issued to the holders of such LTIP Entitlements in consideration of the application of a cash bonus or other amount payable to such holders in consideration of past services performed by such holders in an amount equal to the aggregate issue price of the Bonus Shares, and such Bonus Shares will be issued at a deemed issue price equal to the Market Price (as defined in the Share Compensation Plan) at the grant date of the LTIP Entitlements. In accordance with the Long Term Incentive Policy and the Share Compensation Plan, any cash bonus or other amount applied in consideration of the issuance of Bonus Shares shall be deemed to have

been payable, and any conditional issuance of Bonus Shares pursuant to the Long Term Incentive Policy will be deemed to have taken place, immediately prior to the take-up of Common Shares under the Offer, and all Bonus Shares that are issued pursuant to such conditional issuance and have been properly deposited in accordance with the terms of this LTIP Tendering Letter will be accepted as validly tendered under the Offer.

This LTIP Tendering Letter or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must be received by Computershare Investor Services Inc. (the "**Depositary**") before the Expiry Time at its office set out below in order for the LTIP Entitlements and the Bonus Shares issuable pursuant to any LTIP Entitlements to be deposited by eligible holders pursuant to the Offer. No certificate(s) representing Bonus Shares will be issued by LionOre or be required to be delivered to the Depositary or any other person for Bonus Shares to be validly deposited under the Offer and taken up and paid for by the Offeror.

The name and address of the holder of the LTIP Entitlements appearing in the box below must match exactly the name and address of such holder on the books and records of LionOre. If an LTIP Entitlement holder receives this LTIP Tendering Letter from the Offeror with the holder's name and address below already completed, then such information reflects the current name and address of such holder on the books and records of LionOre.

The terms and conditions of the Offer are incorporated by reference in this LTIP Tendering Letter. Capitalized terms used but not defined in this LTIP Tendering Letter which are defined in the offer and related circular dated May 7, 2007 (together, the "**Circular**") have the respective meanings set out in the Circular.

The Depositary can assist you in completing this LTIP Tendering Letter. See the back page of this LTIP Tendering Letter for the Depositary's address and telephone number.

This LTIP Tendering Letter may only be used by eligible holders to deposit LTIP Entitlements and the related Bonus Shares under the Offer. A deposit under the Offer of other Common Shares, including Common Shares issued pursuant to the Long Term Incentive Policy that are not, or are no longer, conditionally or contingently issued, must be made by completing a Letter of Transmittal and depositing share certificate(s) and not this LTIP Tendering Letter.

This LTIP Tendering Letter cannot be used to accept the Offer while you hold CDIs which are quoted on the Australian Securities Exchange. If you hold CDIs refer to Section 3 of the Offer "Manner of Acceptance — CDI Holders" for instructions on how to accept the Offer. If you hold CDIs at the Delisting Date, and your CDIs are subsequently cancelled and you become the legal holder of the underlying Common Shares, you may then accept the Offer using this document.

Please read carefully the Instructions set forth below before completing this LTIP Tendering Letter.

TO: 0789970 B.C. LTD.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its office set out herein.

The undersigned, subject only to the provisions of the Offer regarding withdrawal, irrevocably deposits to the Offer upon the terms and conditions contained in the Offer the LTIP Entitlements and the related Bonus Shares conditionally issued to the undersigned pursuant to the Long Term Incentive Policy identified in the box below, accepts the Offer upon the terms and conditions contained in the Offer with respect to such Bonus Shares and hereby assigns to the Offeror all right, title and interest in such Bonus Shares. The undersigned understands that by depositing such LTIP Entitlements and the related Bonus Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Bonus Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The following are the details of the LTIP Entitlements and the related Bonus Shares to which this LTIP Tendering Letter relates:

LTIP ENTITLEMENTS FOR BONUS SHARES (Please print or type)			
Name of holder of LTIP Entitlements (the "Holder")	**Address of Holder**	**Number of Bonus Shares Issuable to the Holder pursuant to the LTIP Entitlements**	**Number of LTIP Entitlements and Bonus Shares Deposited***

* Unless otherwise indicated, the total number of LTIP Entitlements held by the Holder and Bonus Shares issuable to the Holder pursuant to the LTIP Entitlements will be deemed to have been deposited.

The name and address of the holder of the LTIP Entitlements appearing above must match exactly the name and address of such holder on the books and records of LionOre.

The undersigned acknowledges receipt of the Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up the Bonus Shares related to the LTIP Entitlements deposited by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit the LTIP Entitlements and the related Bonus Shares covered by this LTIP Tendering Letter delivered to the Depositary (the "**Deposited LTIP Entitlements**" and the "**Deposited Bonus Shares**", respectively) and to sell, assign and transfer the Deposited Bonus Shares and all rights and benefits arising from the Deposited Bonus Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Bonus Shares or any of them on and after the date of conditional issuance thereof, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**"), (ii) the undersigned owns the Deposited LTIP Entitlements and, upon the issuance of the Deposited Bonus Shares in accordance with the Long Term Incentive Policy and the Share Compensation Plan, will own the Deposited Bonus Shares and any Distributions, (iii) the Deposited LTIP Entitlements and the Deposited Bonus Shares and Distributions have not in whole or in part been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited LTIP Entitlements and the Deposited Bonus Shares and Distributions, to any other person, (iv) the deposit of the Deposited LTIP Entitlements and the Deposited Bonus Shares and Distributions complies with applicable Laws, and (v) when the Deposited Bonus Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this LTIP Tendering Letter, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Bonus Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Bonus Shares, and in and to all rights and benefits arising from the Deposited Bonus Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, LionOre should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization or change the terms of the Share Compensation Plan, the Long Term Incentive Policy or the LTIP Entitlements, or shall disclose that it has taken or intends to take any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "**Conditions of the Offer**", may make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Deposited Bonus Shares shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid,

issued, distributed, made or transferred on or after the date on which the Offeror takes up the Common Shares on or in respect of the Deposited Bonus Shares. If, on or after the date on which the Offeror takes up the Common Shares, LionOre should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to holders of Deposited Bonus Shares of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of LionOre in respect of the Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "**Conditions of the Offer**"): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the undersigned for the account of the Offeror until the Offeror pays for the Deposited Bonus Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per share payable by the Offeror to the undersigned in respect of the Deposited Bonus Shares pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right (including SRP Rights) or interest, the whole of any such dividend, distribution, payment, right (including SRP Rights) or other interest will be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right (including SRP Rights) or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of the Deposited Bonus Shares will also constitute a deposit of the associated SRP Rights.

The undersigned understands that LionOre will not issue any certificates representing Bonus Shares until after all conditions and contingencies under the Long Term Incentive Policy have been satisfied. To the extent any certificates representing Deposited Bonus Shares are issued following the take up of Deposited Bonus Shares deposited hereunder, such certificates (and certificates representing SRP Rights, if any) shall be issued to the Offeror and not to the undersigned.

The undersigned irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Bonus Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Bonus Shares covered by this LTIP Tendering Letter, deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Bonus Shares**"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Bonus Shares on or after the date on which the Offeror takes up the Common Shares, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such holder: (a) to register or record the transfer of the Purchased Bonus Shares and the Distributions consisting of securities on the appropriate registers maintained by or on behalf of LionOre; (b) for so long as any such Purchased Bonus Shares are registered or recorded in the name of such holder, to exercise any and all rights of such holder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror (by whom such Bonus Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Bonus Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such holder in respect of such Purchased Bonus Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of LionOre; (c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of such holder; and (d) to exercise any rights of such holder with respect to such Purchased Bonus Shares and Distributions, all as set forth in this LTIP Tendering Letter. The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the undersigned and the Offeror in accordance with the terms and conditions of the Offer.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Bonus Shares

or any Distributions. The undersigned accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Bonus Shares or any Distributions by or on behalf of the undersigned unless the Deposited Bonus Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer. The undersigned also agrees not to vote any of the Purchased Bonus Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of LionOre and not to exercise any of the other rights or privileges attached to the Purchased Bonus Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Bonus Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Bonus Shares. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Bonus Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Bonus Shares to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

All payments under the Offer will be made in Canadian dollars.

Settlement with each eligible holder of LTIP Entitlements who has validly deposited under the Offer Deposited Bonus Shares will be made by the Depositary forwarding a cheque by first-class mail representing the cash payment for the Deposited Bonus Shares taken up. Unless otherwise directed in this LTIP Tendering Letter, the cheque will be issued in the name of the holder of such LTIP Entitlements. Unless such holder instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this LTIP Tendering Letter, the cheque will be forwarded by first class mail to such person at the address specified in this LTIP Tendering Letter. If no such address is specified, the cheque will be sent to the address of the holder as shown on the books and records of LionOre. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The undersigned understands and acknowledges that payment for the Deposited Bonus Shares taken up by the Offeror will be made only after timely receipt by the Depositary prior to the Expiry Time of this LTIP Tendering Letter, or a manually executed facsimile thereof, properly completed and duly executed, covering such Deposited Bonus Shares and such other documents as the Offeror may require to confirm the eligibility of the undersigned to deposit Bonus Shares under the Offer. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Deposited Bonus Shares on the purchase price of Deposited Bonus Shares purchased by the Offeror, regardless of any delay in making such payment.

Any Deposited Bonus Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be subject to the terms of the Long Term Incentive Policy.

By reason of the use by the undersigned of an English language form of LTIP Tendering Letter, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this LTIP Tendering Letter, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage de cette lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.*

LTIP ENTITLEMENT HOLDER SIGNATURE

By signing below, the holder of LTIP Entitlements expressly agrees to the terms and conditions set forth above.

Dated: ______________________________

____
Signature of LTIP Entitlement holder
(see Instruction 2)

____
Name of LTIP Entitlement holder
(please print or type)

____
Daytime telephone number and facsimile number of LTIP Entitlement holder

LTIP ENTITLEMENT HOLDER INFORMATION AND INSTRUCTIONS

BLOCK A
REGISTRATION AND PAYMENT INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF AND RETURN ALL DOCUMENTS TO:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND CHEQUE
(Unless Block "D" is checked) TO:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their Taxpayer Identification Number

____

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LTIP TENDERING LETTER IS DEPOSITED

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. HOLDERS ONLY

<table>
<tr>
<td rowspan="2">SUBSTITUTE

FORM **W-9**

Department of the Treasury
Internal Revenue

ServicePayer's Request for Taxpayer Identification Number and Certification</td>
<td>**Part 1** — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see 'Obtaining a Number' in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.</td>
<td>______________________
Social Security Number(s)
(If awaiting TIN, write 'Applied For")

OR

____
Employer Identification Number(s)
(If awaiting TIN, write 'Applied For')</td>
</tr>
<tr>
<td colspan="2">**Part 2** — For payees exempt from backup withholding, please write 'exempt' here (see Instructions)</td>
</tr>
</table>

Name ____

Business Name ______________________________________

Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address ____
City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("**IRS**") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) in "Part 3 — Certification" above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ____________________ Date ______________, 2007

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LTIP TENDERING LETTER.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature ______________________________ Date ______________, 2007

INSTRUCTIONS AND RULES

1. Use of LTIP Tendering Letter

(a) This LTIP Tendering Letter (or a manually executed facsimile copy thereof) must be received by the Depositary at its office specified below before 8:00 p.m. (Toronto time) on Monday, June 18, 2007, the Expiry Time, unless the Offer is extended or withdrawn.

(b) The method used to deliver this LTIP Tendering Letter and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

2. Signature

This LTIP Tendering Letter must be filled in and signed by the holder of the LTIP Entitlements as identified on the books and records of LionOre.

3. Delivery Instructions

If any cheque(s) is (are) to be sent to or, in respect of partial deposits of Bonus Shares, certificates to be issued to the holder of LTIP Entitlements in respect of Bonus Shares are to be sent to, someone at an address other than the address of the holder as it appears in Box A on this LTIP Tendering Letter, entitled "Registration and Payment Instructions", then Box B on this LTIP Tendering Letter, entitled "Delivery Instructions", should be completed. If Box B is not completed, any cheque(s) will be mailed to the depositing holder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the books and records of LionOre. Any cheque(s) mailed in accordance with the Offer and this LTIP Tendering Letter will be deemed to be delivered at the time of mailing.

4. Partial Deposits

If less than the total number of LTIP Entitlements and Bonus Shares to which a holder of LTIP Entitlements may be entitled under the Long Term Incentive Plan are to be deposited to the Offer, fill in the number of LTIP Entitlements and Bonus Shares to be deposited in the appropriate space on this LTIP Tendering Letter. In such case, certificate(s) for the number of Bonus Shares not deposited will be sent to the holder, if all conditions and contingencies relating to the issuance of such Bonus Shares are satisfied, unless otherwise provided as soon as practicable after the Expiry Time.

5. Substitute Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Bonus Shares must provide the Depositary with his correct Taxpayer Identification Number ("**TIN**"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "**Substitute Form W-9**" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "**W-9 Guidelines**") for additional instructions.

If Bonus Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "**Applied For**" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LTIP TENDERING LETTER OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

6. Miscellaneous

(a) All references to "LTIP Entitlement holders" include that person in its capacity as the holder of Bonus Shares or any other right issuable in respect thereof.

(b) All depositing LTIP Entitlement holders by execution of this LTIP Tendering Letter, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Bonus Shares for payment, except as required by applicable law.

(c) The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(d) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of LTIP Entitlements or the related Bonus Shares or other Common Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

(e) Before completing this LTIP Tendering Letter, you are urged to read the Circular.

(f) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Bonus Shares or other Common Shares pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing holders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Deposited LTIP Entitlements or Deposited Bonus Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Manager or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular and this LTIP Tendering Letter will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Circular.

(g) Additional copies of the Circular or this LTIP Tendering Letter may be obtained without charge on request from the Depositary at its office shown on the back page of this LTIP Tendering Letter.

THIS LTIP TENDERING LETTER OR A MANUALLY EXECUTED FACSIMILE THEREOF AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

FOR U.S. HOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to The Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the Person whose number you furnish. If only one person on an account has a social security number, that person's social number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this LTIP Tendering Letter to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021 31 Adelaide Street East Toronto, ON, Canada M5C 3H2	9th Floor 100 University Avenue Toronto, ON, Canada M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

North American Toll Free Phone: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555

Facsimile: 1-905-771-4082
Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, ON, Canada M5J 2Y1

North American Toll Free Number: 1-866-682-6148
Outside North America, Call Collect: 1-212-440-9800

Email: inquiries@georgeson.com

The Dealer Manager for the Offer is:

UBS Securities Canada Inc.

161 Bay Street, Suite 4100
P.O. Box 617
Toronto, ON, Canada M5J 2S1

Inside and Outside North America, Call: 1-416-350-2201

Facsimile: 1-416-364-9296

Any questions or requests for assistance may be directed to the Depositary. Requests for additional copies of the Circular and this LTIP Tendering Letter may be directed to the Depositary.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER (DEFINED BELOW).

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares
(and associated rights under the
Shareholder Rights Plan)
of

LIONORE MINING INTERNATIONAL LTD.

Pursuant to the Offer dated May 7, 2007
made by

0789970 B.C. LTD.

a wholly-owned subsidiary of

OJSC MMC NORILSK NICKEL

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON MONDAY, JUNE 18, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

Use this Notice of Guaranteed Delivery if you wish to accept the Offer but your share certificate(s) and rights certificate(s), if applicable, are not immediately available or you are not able to deliver your share certificate(s) and rights certificate(s), if applicable, to the Depositary on or before the Expiry Time.

This Notice of Guaranteed Delivery must be used to accept the offer dated May 7, 2007 (the "**Offer**") made by 0789970 B.C. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of OJSC MMC Norilsk Nickel, for share certificates and rights certificates, if applicable, representing common shares of LionOre (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "**SRP Rights**") issued and outstanding under the Shareholder Rights Plan of LionOre Mining International Ltd. ("**LionOre**"), the "**Common Shares**") only if certificates representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the "**Shareholder**") is not able to deliver the certificates and all other required documents to Computershare Investor Services Inc. (the "**Depositary**") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set out below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the offer and related circular dated May 7, 2007 (the "**Circular**") have the respective meanings set out in the Circular.

The Depositary, the Dealer Manager, the Information Agent or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery (see back page of this Notice of Guaranteed Delivery for addresses and telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Deposits of Common Shares conditionally issued pursuant to the Long Term Incentive Policy must be made by completing an LTIP Tendering Letter instead of this Notice of Guaranteed Delivery.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at its Toronto office at or prior to the Expiry Time;

(c) the certificate(s) representing deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and certificates representing SRP Rights (**"Rights Certificates"**) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with the Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the **"TSX"**) after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) and Rights Certificate(s), if applicable, must be delivered to the Toronto office of the Depositary; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) such Common Shares and, in certain circumstances, Rights Certificates, a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs and (b) in certain cases, Rights Certificates and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the Common Shares and Rights Certificates, if applicable, to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made, until after the take up and payment for the Common Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Notice of Guaranteed Delivery cannot be used to accept the Offer while you hold CDIs which are quoted on the Australian Securities Exchange. If you hold CDIs, refer to Section 3 of the Offer, "Manner of Acceptance — CDI Holders" for instructions on how to accept the Offer. If you hold CDIs at the Delisting Date, and your CDIs are subsequently cancelled and you become the legal holder of the underlying Common Shares, you may then accept the Offer using this document.

TO: **0789970 B.C. LTD.**

AND TO: **COMPUTERSHARE INVESTOR SERVICES INC., as Depositary**

By Mail, Hand or Courier:	*By Facsimile Transmission:*
9th Floor 100 University Avenue Toronto, ON, Canada M5J 2Y1 Attention: Corporate Actions	1-905-771-4082

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

LIONORE COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Notice of Guarantee Delivery in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*
		TOTAL:	

SRP RIGHTS**

(Please print or type. If space is insufficient, please attach a list to this Notice of Guarantee Delivery in the below form.)

(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*
		TOTAL:	

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by LionOre, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by LionOre and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Common Shares to the Depositary, within three business days after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

SHAREHOLDER SIGNATURE(S)	
Signature(s) of Shareholder(s)	**Address(es)**
Name (please print or type)	
Date	**Postal Code/Zip Code**
	Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "**Eligible Institution**") guarantees delivery to the Depositary of the certificates representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

Name of Firm: ______________________ **Authorized Signature:** ______________________

Address of Firm: ______________________ **Name:** ______________________

______________________ **Title:** ______________________

Telephone Number: ______________________ **Date:** ______________________

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES OR SRP RIGHTS WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021 31 Adelaide Street East Toronto, ON, Canada M5C 3H2	9th Floor 100 University Avenue Toronto, ON, Canada M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

North American Toll Free Phone: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555

Facsimile: 905-771-4082
Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, ON, Canada M5J 2Y1

North American Toll Free Number: 1-866-682-6148
Outside North America, Call Collect: 1-212-440-9800
Email: inquiries@georgeson.com

The Dealer Manager for the Offer is:

UBS Securities Canada Inc.

161 Bay Street, Suite 4100
P.O. Box 617
Toronto, ON, Canada M5J 2S1

Inside and Outside North America, Call: 1-416-350-2201

Facsimile: 1-416-364-9296

Any questions or requests for assistance may be directed to the Dealer Manager, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Manager at its offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

May 7, 2007

0789970 B.C. LTD.

a wholly-owned subsidiary of

NORILSK NICKEL

OJSC MMC NORILSK NICKEL

OFFER TO PURCHASE

all the outstanding common shares

(together with associated rights under the shareholder rights plan) of

LIONORE MINING INTERNATIONAL LTD.

on the basis of

Cdn.$21.50 in cash for each share

0789970 B.C. Ltd. (the "**Offeror**") hereby offers (the "**Offer**") to purchase at a price of Cdn.$21.50 cash per share all of the issued and outstanding common shares of LionOre Mining International Ltd. ("**LionOre**") (including those shares that are subject to CDIs) together with any associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of LionOre (collectively, the "**Common Shares**"), other than any Common Shares owned directly or indirectly by OJSC MMC Norilsk Nickel ("**Norilsk Nickel**"), and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time (defined below) upon the conversion, exchange or exercise of any options or other securities of LionOre (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares and including Common Shares that may become conditionally issued pursuant to the Long Term Incentive Policy. The Offeror is a wholly-owned subsidiary of Norilsk Nickel.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) Monday, June 18, 2007 (the "Expiry Time"), unless the Offer is extended or withdrawn.

The Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIM", the London Stock Exchange under the symbol "LOR", the Australian Securities Exchange (in the form of CDIs) under the symbol "LIM", and the Botswana Stock Exchange under the symbol "LIONORE".

The closing price of the Common Shares on the TSX on March 23, 2007, the last trading day prior to the announcement of the intention of Xstrata Canada Acquisition Corp. ("**Xstrata**"), a wholly-owned subsidiary of Xstrata plc, to make an offer (the "**Xstrata Bid**") for the Common Shares, was Cdn.$17.49. The Offer represents a premium of approximately 22.9% over the closing price of Cdn.$17.49 per Common Share on the TSX on March 23, 2007, a premium of approximately 12.9% over the volume weighted average price of the Common Shares over the 30 trading days on the TSX ending on May 2, 2007 and a premium of approximately 16.2% over the Cdn$18.50 price per Common Share offered by Xstrata.

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes, together with Common Shares held by the Offeror and its affiliates, at least 66⅔% of the Common Shares then outstanding (calculated on a fully-diluted basis). This and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer". Subject to applicable Laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or before the Expiry Time.

The Dealer Manager for the Offer is:

UBS Securities Canada Inc.

(continued from cover)

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Computershare Investor Services Inc. (the "**Depositary**") at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (a) accept the Offer by following the procedures for book entry transfer of Common Shares set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book Entry Transfer" or (b) follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper).

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer.

Questions and requests for assistance may be directed to the information agent for the Offer, Georgeson (the "**Information Agent**") or to UBS Securities Canada Inc. (the "**Dealer Manager**"). Their contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent or the Dealer Manager and are accessible on Norilsk Nickel's website at www.nornik.ru/en/ and on the Canadian Securities Administrators' website at www.sedar.com. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein. Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Norilsk Nickel, the Dealer Manager, the Information Agent or the Depositary.

NOTICE TO LIONORE SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the "**SEC**") thereunder. The Offer is being conducted in accordance with Section 14(e) of the Exchange Act and Regulation 14E as applicable to tender offers conducted under the U.S.-Canadian multijurisdictional disclosure system tender offer rules adopted by the SEC. The Offer is made in the U.S. with respect to securities of a Canadian foreign private issuer also in accordance with Canadian corporate and tender offer rules. Shareholders resident in the U.S. should be aware that such requirements might be different from those of the U.S. applicable to tender offers under the Exchange Act and the rules and regulations promulgated thereunder.

Shareholders in the U.S. should be aware that the disposition of Common Shares by them as described herein may have tax consequences in the U.S., Canada or other jurisdictions. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror and LionOre are incorporated under the laws of Canada, that Norilsk Nickel is incorporated under the laws of the Russian Federation, that the Offeror's and Norilsk Nickel's officers and directors and the majority of LionOre's officers and directors reside outside the U.S., that the Dealer Manager and some of the experts named herein may reside outside the U.S., and that all or a substantial portion of the assets of the Offeror, Norilsk Nickel, LionOre and the other above-mentioned persons are located outside the U.S.

Shareholders in the U.S. should be aware that to the extent permitted by applicable Laws, including the Exchange Act, the Offeror or its affiliates, directly or indirectly, may bid for or may make purchases of Common Shares or of LionOre's related securities during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations. See Section 12 of the Offer, "Market Purchases".

NOTICE TO HOLDERS OF OPTIONS, CONVERTIBLE NOTES AND OTHER CONVERTIBLE SECURITIES

The Offer is made only for Common Shares and is not made for any Options, Convertible Notes, LTIP Entitlements or other rights to acquire Common Shares (other than the associated SRP Rights).

Any holder of Options, Convertible Notes or other rights to acquire Common Shares (other than the associated SRP Rights and the LTIP Entitlements) who wishes to accept the Offer must exercise or convert such Convertible Securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Security will have certificate(s) representing the Common Shares received on such exercise or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of Convertible Notes does not convert its Convertible Notes prior to the Expiry Time, the Convertible Notes will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Subsequent Acquisition Transaction. See Section 10 of the Circular, "Acquisition of Common Shares Not Deposited".

The Canadian and U.S. tax consequences to holders of Options, Convertible Notes and other Convertible Securities of exercising their Options, Convertible Notes or other Convertible Securities are not described in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", nor in Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations". Holders of Options, Convertible Notes and other Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options or to convert or not convert the Convertible Notes or other Convertible Securities.

NOTICE TO HOLDERS OF LTIP ENTITLEMENTS

In accordance with the Long Term Incentive Policy, upon the making of the Offer, all Common Shares that are issuable pursuant to any LTIP Entitlements will, contingently and conditionally upon it being certain that such Common

Shares that are so issued will be taken up and paid for under the Offer, vest and be issued to the holders of such LTIP Entitlements. Holders of LTIP Entitlements who are otherwise eligible to deposit LTIP entitlements under the Offer will be permitted to deposit under the Offer all Common Shares conditionally issued to such holders pursuant to the Long Term Incentive Policy. The Offeror will cause to be delivered to each such holder of an LTIP Entitlement a transmittal form (the "**LTIP Tendering Letter**") that must be completed and delivered to the Depositary in accordance with the instructions therein for the Common Shares issuable pursuant to the Long Term Incentive Policy to be validly deposited under the Offer.

Any conditional issuance of Common Shares pursuant to the Long Term Incentive Policy will be deemed to have taken place concurrently with the take-up of Common Shares under the Offer and all Common Shares that are issued pursuant to such conditional issuance will be accepted as validly tendered under the Offer.

The Canadian and U.S. tax consequences to holders of LTIP Entitlements are not described in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", nor in Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations". Holders of LTIP Entitlements should consult their tax advisors for advice with respect to potential income tax consequences to them.

NOTICE TO CDI HOLDERS IN AUSTRALIA

CDIs are units of beneficial ownership in Common Shares. The legal title to the Common Shares underlying the CDIs is held by the CDI Nominee. The CDIs are currently quoted on the Australian Securities Exchange. On February 21, 2007, LionOre announced its intention to delist from the Australian Securities Exchange to take effect on the expected date of June 5, 2007. If you hold CDIs on the Delisting Date, then absent other elections that LionOre may advise you of, your CDIs will be cancelled, and you will become the legal holder of the underlying Common Shares.

Prior to the Delisting Date, CDI Holders may only accept the Offer through the CDI Nominee. If you hold CDIs through: (i) an Issuer Sponsored Holding, you should complete the CDI Acceptance Form provided with this Offer and Circular and return it to the address noted on the form; (ii) a CHESS Holding, you should instruct your Controlling Participant to accept the Offer on your behalf or, if you are a Broker Participant or a Non-Broker Participant, you should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In both cases, your acceptance must be received on or prior to the earlier of the Delisting Date and the CDI Expiry Time. After the Delisting Date, CDI Holders may accept the Offer as legal Shareholders of the Common Shares, in the manner set out in this document.

You are urged to pay attention to any information provided to you by or on behalf of LionOre, your broker or any of your professional advisers concerning the process for delisting of LionOre as it may change the Delisting Date and therefore your method of acceptance of the Offer. If you have accepted the Offer prior to the Delisting Date, you should make such enquiries as you consider reasonable to ensure that your acceptance has been received by the Offeror and that the acceptance constitutes valid acceptance under the Offer.

CDI Holders should contact their brokers or the CDI Nominee for further information.

The Offer is not regulated by Chapter 6 of the *Corporations Act 2001 (Commonwealth)* (Australia), but rather pursuant to the applicable requirements of Canadian securities Laws.

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On May 2, 2007, the Bank of Canada noon rates of exchange for U.S. dollars, U.K. pounds sterling and Australian dollars into Canadian dollars and the rate used for the exchange of Botswana pula into Canadian dollars were as follows:

U.S.$1.00 = Cdn.$1.1087
£1.00 = Cdn.$2.2073
A$1.00 = Cdn.$0.9145
1.00 pula = Cdn.$0.18019

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the accompanying Circular under Section 5, "Purpose of the Offer and Plans for LionOre", Section 6, "Source of Funds" and Section 10, "Acquisition of Common Shares Not Deposited", in addition to certain statements contained elsewhere in the Offer and Circular, are "forward-looking statements" and are prospective in

nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror and Norilsk Nickel to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror and/or Norilsk Nickel include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate LionOre's operations and programs with those of Norilsk Nickel, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of LionOre into the Norilsk Nickel Group, disruptions in business operations due to reorganization activities and interest rate and foreign currency fluctuations. Neither the Offeror nor Norilsk Nickel, nor any of its associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. Such forward-looking statements should therefore be construed in light of such factors and you are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the U.K. Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither the Offeror nor Norilsk Nickel is under any obligation, and each of them expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this Summary, where not otherwise defined herein, are defined in the Offer and Circular, including the accompanying Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning LionOre contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror and Norilsk Nickel have no knowledge that would indicate that any statements contained herein relating to LionOre taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, Norilsk Nickel, nor any of their officers or directors assumes any responsibility for the accuracy or completeness of the information relating to LionOre taken from or based upon such documents and records, or for any failure by LionOre to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror or Norilsk Nickel. Unless otherwise indicated, information concerning LionOre is given as of December 31, 2006.

The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of Cdn.$21.50 cash per share all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Norilsk Nickel, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities and including Common Shares that may become conditionally issued pursuant to the Long Term Incentive Policy.

The Offer is made only for Common Shares and is not made for any Options, Convertible Notes or any other Convertible Securities or LTIP Entitlements. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, convert the Convertible Notes or exchange, exercise or convert such Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares on a timely basis under the Offer. See "Notice to Holders of Options, Convertible Notes and other Convertible Securities".

Holders of LTIP Entitlements who are otherwise eligible to deposit LTIP entitlements under the Offer will be permitted to deposit under the Offer all Common Shares conditionally issued to such holders pursuant to the Long Term Incentive Policy. See "Notice to Holders of LTIP Entitlements".

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offeror

The Offeror was incorporated under the laws of the Province of British Columbia on May 2, 2007 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror is a wholly-owned subsidiary of Norilsk Nickel.

Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation (**"Russia"**), is the largest mining and metals company in Russia and is the world's largest producer of palladium and nickel and one of the largest producers of platinum and copper. Norilsk Nickel is headquartered in Moscow, Russia. Norilsk Nickel's distribution activities are managed through its Moscow headquarters and its London-based subsidiary, Norilsk Nickel Europe Limited. The Norilsk Nickel Group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals and production, marketing and sales of base and precious metals. Norilsk Nickel also produces a large number of by-products, including metallic cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. Norilsk Nickel's Russian operations include the operations of the Polar Division that carries out activities on the Taimyr Peninsula in the Krasnoyarsk Krai area and the Kola Mining and Metallurgical Company (**"KMMC"**) division located on the Kola Peninsula in the Murmansk Region. Norilsk Nickel also operates internationally through Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching (**"HPAL"**) plant in Australia, as well as through its 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and is developing the Honeymoon Well project in Australia. The remaining 80% shareholding interest in MPI Nickel Pty.

Ltd. is held by a wholly-owned subsidiary of LionOre. The Norilsk Nickel Group also has a research institute, LLC "Gipronickel", located in Saint Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder of Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are listed on the New York Stock Exchange. Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (under the symbol "GMKN RU") and the Moscow Interbank Currency Exchange (under the symbol "GMKN RM"). In 2001 Norilsk Nickel launched a Level-1 ADR program. These ADRs are traded over the counter ("**OTC**") in the United States (under the symbol "NILSY US"), on the International Order Book ("**IOB**") section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

LionOre

LionOre is an international nickel and gold producer with mining operations in Australia, Botswana and South Africa. In 2006, LionOre produced 34,094 tonnes of payable nickel and 155,203 ounces of gold. LionOre's nickel production is supported by significant by-product credits in the form of copper, cobalt and platinum group metals.

LionOre also owns the proprietary Activox® technology for the hydrometallurgical treatment of metal concentrates. LionOre employs approximately 3,600 people globally, including contractors.

The Common Shares are listed on the TSX under the symbol "LIM", the London Stock Exchange under the symbol "LOR", the Australian Securities Exchange under the symbol "LIM", and the Botswana Stock Exchange under the symbol "LIONORE".

The principal executive offices of LionOre are located at 12th Floor, 20 Toronto Street, Toronto, Ontario, telephone number: +1 (416) 777-1985.

Reasons to Accept the Offer

Attractive Premium. The Offer represents a premium of approximately 12.9% over the volume weighted average price of the Common Shares over the 30 trading days on the TSX ending on May 2, 2007. The Offer also represents a premium of approximately 22.9% over the closing price of Cdn.$17.49 per Common Share on the TSX on March 23, 2007, the last trading day prior to the announcement of the Xstrata Bid and a premium of approximately 16.2% over the Cdn.$18.50 price per Common Share offered by Xstrata. At the time of announcement, the Offer exceeded the all-time high trading price for the Common Shares.

Fully Financed Cash Offer. The form of consideration offered by the Offeror is cash, and the Offeror has committed funding for its Offer. The Offer provides Shareholders with certainty of value and liquidity at a time of historically high nickel prices.

Low Execution Risk. The Offer contains conditions that are in line with market practice. The Offeror is confident that no material competition or anti-trust issues are likely to arise in relation to the Offer and that it will receive the required regulatory clearances. The Offeror is also confident that its acquisition of Common Shares pursuant to the Offer will receive any required approval under the Investment Canada Act and the *Foreign Acquisitions and Takeovers Act 1975*.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares. If the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, if available, to acquire all the outstanding Common Shares not deposited under the Offer. If such Compulsory Acquisition or Subsequent Acquisition Transaction is not available or is not exercised, the Offeror intends to pursue other available means of acquiring the remaining Common Shares not deposited under the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Common Shares deposited under the Offer, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Plans for LionOre", and Section 10 of the Circular, "Acquisition of Common Shares Not Deposited".

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on Monday, June 18, 2007, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the

Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under Section 5 of the Offer, "Extension, Variation or Change in the Offer".

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate(s) representing the Shareholder's Common Shares, together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".

If a Shareholder wishes to deposit its Common Shares under the Offer and the certificate(s) representing such Shareholder's Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on green paper). See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent's Message are received by the Depositary at or prior to the Expiry Time.

No fee or commission will be payable by any Shareholder who transmits such Shareholder's Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Prior to the Delisting Date, CDI Holders may only accept the Offer through the CDI Nominee. If you hold CDIs through: (i) an Issuer Sponsored Holding, you should complete the CDI Acceptance Form provided with this Offer and Circular and return it to the address noted on the form; (ii) a CHESS Holding, you should instruct your Controlling Participant to accept the Offer on your behalf or, if you are a Broker Participant or a Non-Broker Participant, you should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In both cases, your acceptance must be received on or prior to the earlier of the Delisting Date and the CDI Expiry Time.

After the Delisting Date, CDI Holders may accept the Offer as legal Shareholders of the Common Shares, in the manner set out in this document. CDI Holders should contact their broker or the CDI Nominee for further information.

Holders of LTIP Entitlements who are otherwise eligible to deposit LTIP entitlements under the Offer will be permitted to deposit under the Offer all Common Shares conditionally issued to such holders pursuant to the Long Term Incentive Policy. The Offeror will cause to be delivered to each such holder of an LTIP Entitlement an LTIP Tendering Letter that must be completed and delivered to the Depositary in accordance with the instructions therein for the Common Shares issuable pursuant to the Long Term Incentive Policy to be validly deposited to the Offer.

Shareholders should contact the Information Agent, or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn such number of Common Shares which, together with the Common Shares owned by the Offeror and its affiliates, constitutes at least 66⅔% of the Common Shares (calculated on a fully-diluted basis). See Section 4 of the Offer, "Conditions of the Offer".

Take-Up and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer, the Offeror will be obligated take up and pay for Common Shares validly deposited under the Offer and not validly withdrawn in accordance with the terms hereof within ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date upon which Common Shares have been first taken up and paid for by the Offeror will be taken up and paid for within ten days of such deposit. See Section 6 of the Offer, "Take-Up of and Payment for Deposited Common Shares".

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Withdrawal of Deposited Common Shares".

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute "taxable Canadian property" to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options, holders of other Convertible Securities and holders of LTIP Entitlements should consult their own tax advisors having regard to their own personal circumstances.

U.S. Federal Income Tax Considerations

A Shareholder who is a U.S. person and who sells Common Shares in the Offer generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the Shareholder's adjusted tax basis in the Common Shares sold in the Offer. If the Common Shares sold constitute capital assets in the hands of the U.S. Shareholder, the gain or loss will be a capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum U.S. federal income tax rate of 15% if the initial Common Shares were held for more than one year.

The foregoing is a very brief summary of certain U.S. federal income tax consequences. See Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations", for a summary of the principal U.S. federal income tax considerations generally applicable to U.S. Shareholders.

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options, holders of other Convertible Securities and holders of LTIP Entitlements should consult their own tax advisors having regard to their own personal circumstances.

Depositary and Information Agent

The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the office specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery and LTIP Tendering Letters at its office in the City of Toronto. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. See Section 18 of the Circular, "Depositary".

The Offeror has also retained Georgeson to act as Information Agent to provide a resource for information for Shareholders in connection with the Offer. Computershare Investor Services Inc., in its capacity as Depositary and Georgeson in its capacity as Information Agent, will each receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisors and Dealer Manager

The Offeror has retained UBS Investment Bank to act as its financial advisor with respect to the Offer.

The Offeror has engaged the services of UBS Securities Canada Inc. as Dealer Manager to assist the Offeror in connection with the Offer. The Dealer Manager has undertaken to form a Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer from persons resident in Canada.

No fee or commission will be payable by any Shareholder who transmits such Shareholder's Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the more important questions that you, as a Shareholder of LionOre, may have about the Offer and the answers to those questions. These questions and answers are not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, you are urged to carefully read the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety prior to making any decision regarding whether or not to tender your Common Shares. Each question and answer that follows includes a cross-reference to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in these questions and answers. Capitalized terms used in these questions and answers, where not otherwise defined herein, are defined in the Offer and Circular, including the accompanying Glossary, unless the context otherwise requires.

WHAT IS THE OFFER?

The Offeror, a wholly-owned subsidiary of Norilsk Nickel, is offering to purchase for cash all of the issued and outstanding Common Shares of LionOre including any Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any existing options, warrants or other rights to acquire Common Shares (other than issued and outstanding rights under the shareholder rights plan of LionOre), including any Common Shares that may be conditionally issued pursuant to the Long Term Incentive Policy, at a price of Cdn.$21.50 per Common Share.

See "The Offer" in Section 1 of the Offer.

WHO IS OFFERING TO PURCHASE MY COMMON SHARES?

The Offeror is a wholly-owned subsidiary of Norilsk Nickel. Norilsk Nickel, a corporation incorporated under the laws of Russia, is the largest mining company in Russia and is the world's largest producer of palladium and nickel and one of the largest producers of platinum and copper. Norilsk Nickel is headquartered in Moscow, Russia and Norilsk Nickel's distribution activities are managed through its Moscow headquarters and its London-based subsidiary, Norilsk Nickel Europe Limited. The Norilsk Nickel Group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals and production, marketing and sales of base and precious metals. Norilsk Nickel also produces a large number of by-products, including metallic cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. Norilsk Nickel's Russian operations include the operations of the Polar Division that carries out activities on the Taimyr Peninsula in the Krasnoyarsk Krai and the KMMC division located on the Kola Peninsula in the Murmansk Region. Norilsk Nickel also operates internationally through Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and HPAL plant in Australia, as well as through its 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and is developing the Honeymoon Well project in Australia. The remaining 80% shareholding interest in MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. The Norilsk Nickel Group also has a research institute, LLC "Gipronickel", located in Saint Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder of Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are listed on the New York Stock Exchange. Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (under the symbol "GMKN RU") and the Moscow Interbank Currency Exchange (under the symbol "GMKN RM"). In 2001 Norilsk Nickel launched a Level-1 ADR program. These ADRs are traded OTC in the United States (under the symbol "NILSY US"), on the IOB section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

See "The Offeror and Norilsk Nickel" in Section 1 of the Circular.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

The Offeror is offering to purchase all of the issued and outstanding Common Shares. This includes Common Shares that may become issued and outstanding after the date of this Offer (but before the Expiry Time) upon the conversion, exchange or exercise of any Options, Convertible Notes or any other Convertible Securities or LTIP Entitlements.

The Offer is being made for Common Shares only and not for any Options, Convertible Notes, LTIP Entitlements or other rights to acquire Common Shares or for any other class of securities.

See "The Offer" in Section 1 of the Offer.

HOW MANY COMMON SHARES ARE BEING SOUGHT, AT WHAT PRICE AND WHAT IS THE FORM OF PAYMENT?

The Offeror is offering to purchase all of the issued and outstanding Common Shares at price of Cdn.$21.50 in cash for each Common Share. Based on the number of Common Shares outstanding as at March 24, 2007 on a fully diluted basis, as disclosed by LionOre, and assuming that all Common Shares (on a fully-diluted basis) are tendered into the Offer, total cash consideration of approximately Cdn.$5.3 billion is being offered.

See "The Offer" in Section 1 of the Offer.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

If you are the owner of record of your Common Shares and you tender your Common Shares to the Offer by depositing your Common Shares directly with the Depositary or you use the services of a member of the Soliciting Dealer Group to accept the Offer, you will not have to pay any brokerage or similar fees or commissions.

See "Take-Up of and Payment for Deposited Common Shares" in Section 6 of the Offer.

WHY IS NORILSK NICKEL MAKING THIS OFFER?

Norilsk Nickel, through 0789970 B.C. Ltd., its wholly-owned subsidiary, is making this Offer because it wants to acquire the entire equity interest in LionOre.

See "Purpose of the Offer and Plans for LionOre" in Section 5 of the Circular.

DO NORILSK NICKEL AND THE OFFEROR HAVE THE CASH RESOURCES TO PAY FOR THE COMMON SHARES?

Yes. Norilsk Nickel will provide all funding required by the Offeror in connection with the Offer from its existing cash reserves and committed credit facilities.

See "Source of Funds" in Section 6 of the Circular.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

The Offer is subject to a number of conditions, including:

1. there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that, together with Common Shares owned by the Offeror and its affiliates, constitutes at least 66⅔% of the Common Shares then outstanding (on a fully-diluted basis); and
2. all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions required by law, including, without limitation, those required under the *Investment Canada Act* (Canada), the *Competition Act* (Canada), and the *Foreign Acquisitions and Takeovers Act 1975* (Australia) shall have been obtained on terms satisfactory to the Offeror, acting reasonably.

The Offer is subject to certain additional conditions. A more detailed description of the conditions to the consummation of the Offer can be found in "Conditions of the Offer" in Section 4 of the Offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until 8:00 p.m., Toronto time, on Monday, June 18, 2007, in order to tender your Common Shares to the Offer unless the Offer is extended or withdrawn.

If you wish to tender your Common Shares to the Offer, however, you should act immediately to ensure your Common Shares are properly tendered at or prior to the Expiry Time.

See "Time for Acceptance" in Section 2 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY COMMON SHARES?

You can accept the Offer by depositing the certificate(s) representing your Common Shares, together with the Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof, properly completed and duly executed,

at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. See "Manner of Acceptance — Letter of Transmittal" in Section 3 of the Offer.

If you wish to accept the Offer and your Common Shares are held in the name of a nominee, you should request the broker, investment dealer, bank, trust company or other nominee to deposit your Common Shares with the Depositary.

If you wish to accept the Offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, you may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Shareholders also may accept the Offer by following the procedures for book-entry transfer. See Section 3 of the Offer, "Manner of Acceptance — Book-Entry Transfer".

Prior to the Delisting Date, CDI Holders may only accept the Offer through the CDI Nominee. If you hold CDIs through: (i) an Issuer Sponsored Holding, you should complete the CDI Acceptance Form provided with this Offer and Circular and return it to the address noted on the form; (ii) a CHESS Holding, you should instruct your Controlling Participant to accept the Offer on your behalf or, if you are a Broker Participant or a Non-Broker Participant, you should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In both cases, your acceptance must be received on or prior to the earlier of the Delisting Date and the CDI Expiry Time.

After the Delisting Date, CDI Holders may accept the Offer as legal Shareholders of the Common Shares, in the manner set out in this document. CDI Holders should contact their broker or the CDI Nominee for further information.

Should you have any additional questions or require assistance in tendering your Common Shares to the Offer, please contact the Information Agent for the Offer: Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada M5J 2Y1.

IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?

If the conditions of the Offer have been satisfied or waived, the Offeror will take up Common Shares validly deposited pursuant to the Offer and not validly withdrawn within ten days after the Expiry Time and will pay for the Common Shares taken up as soon as possible, but in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than ten days after such deposit.

See "Take-Up and Payment for Deposited Common Shares" in Section 6 of the Offer.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY COMMON SHARES?

If the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Common Shares validly deposited pursuant to the Offer, the Offeror has agreed, to the extent possible, to acquire any Common Shares not deposited to the Offer:

1. by Compulsory Acquisition, if at least 90% of the outstanding Common Shares (excluding Common Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates) are validly tendered pursuant to the Offer and not withdrawn; or

2. by a Subsequent Acquisition Transaction, for consideration per Common Share at least equal in value to the consideration paid by the Offeror under the Offer, if a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition and the Minimum Tender Condition is satisfied.

See "Purpose of the Offer and Plans for LionOre" in Section 5 of the Circular and "Acquisition of Common Shares Not Deposited" in Section 10 of the Circular.

DO I HAVE DISSENTERS' RIGHTS UNDER THE OFFER?

No. Shareholders will not have dissenters' or appraisal rights in connection with this Offer. However, Shareholders who do not tender their Common Shares to the Offer may have certain rights to seek a judicial determination of the fair value of their Common Shares. See "Acquisition of Shares Not Deposited" in Section 10 of the Circular.

WHAT WILL HAPPEN IF THE OFFER IS TERMINATED OR IS WITHDRAWN?

If the Offer is terminated or is withdrawn as permitted by the terms of the Offer, the Offeror will return promptly all of the Shares you deposited with no payment.

FOLLOWING THE OFFER, WILL LIONORE CONTINUE AS A PUBLIC COMPANY?

Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares will fail to meet the criteria for continued listing on the TSX, the London Stock Exchange and the Botswana Stock Exchange. If this were to happen, the Common Shares could be delisted from the TSX, the London Stock Exchange and the Botswana Stock Exchange and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares.

On February 21, 2007, LionOre announced its intention to delist from the Australian Securities Exchange to take effect on the expected date of June 5, 2007.

If the Offeror acquires 100% of the Common Shares either pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Common Shares from the TSX, the London Stock Exchange and the Botswana Stock Exchange.

There are currently Convertible Notes and Convertible Securities of LionOre outstanding that are not the subject of this Offer. If the Convertible Notes and Convertible Securities remain outstanding after the Offer is completed and are widely held, LionOre will remain a reporting issuer under applicable Canadian securities legislation.

See "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer" in Section 14 of the Circular.

WHAT IS THE MARKET VALUE OF MY COMMON SHARES AS OF A RECENT DATE?

On May 2, 2007, which is the last trading day prior to the date on which Norilsk Nickel announced its intention to make the Offer, the closing price of the Common Shares on the TSX was Cdn.$18.95. On March 23, 2007, which is the last trading day prior to the date on which Xstrata announced its intention to make the Xstrata Bid, the closing price of the Common Shares on the TSX was Cdn.$17.49. The Offeror urges you to obtain a recent quotation for the Common Shares before deciding whether to tender your Common Shares.

See "Price Range and Trading Volume of Common Shares" in Section 2 of the Circular.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

A Shareholder who is resident in Canada and who disposes of Common Shares held as capital property to the Offeror under the Offer will generally realize a capital gain (or capital loss) equal to the amount by which the sale proceeds exceed (or are less than) the adjusted cost base of the Shareholder's Common Shares. A non-resident holder of Common Shares generally will not be subject to tax under the Tax Act on any capital gain realized on a sale of such shares pursuant to the Offer. However, non-resident Shareholders are cautioned that if they do not dispose of their Common Shares pursuant to the Offer and the Common Shares become delisted as described above, the Canadian tax consequences of a subsequent disposition could be materially and adversely different than the tax consequences of disposing of their Common Shares pursuant to the Offer.

You are urged to read carefully the section entitled "Certain Canadian Federal Income Tax Considerations" in Section 15 of the Circular and to consult your own tax advisor as to the particular tax consequences of the Offer to you.

WHO CAN I CALL WITH ADDITIONAL QUESTIONS?

The Information Agent for the Offer is:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, ON, Canada M5J 2Y1

North American Toll Free Number: 1-866-682-6148
Outside North America, Call Collect: 1-212-440-9800

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON, Canada M5C 3H2

Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

9th Floor
100 University Avenue
Toronto, ON, Canada M5J 2Y1

Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555

The Dealer Manager for the Offer is:

UBS SECURITIES CANADA INC.

161 Bay Street, Suite 4100
P.O. Box 617
Toronto, ON, Canada M5J 2S1

Inside and Outside North America, Call: 1-416-350-2201

GLOSSARY

In the accompanying summary, Offer and Circular, unless the context otherwise requires, the following terms shall have the meanings set forth below:

"affiliate" has the meaning ascribed thereto in the OSA;

"Agent's Message" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Acceptance of Book-Entry Transfer";

"ARC" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Canadian Competition Act";

"associate" has the meaning ascribed thereto in the OSA;

"ASTC" means the ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532;

"ASTC Settlement Rules" means the operating rules of the settlement facility provided by ASTC;

"Australian Commission" means the Australian Competition & Consumer Commission;

"Australian Tribunal" means the Australian Competition Tribunal;

"BCBCA" means the *Business Corporations Act* (British Columbia), as amended;

"Book-Entry Confirmation" means confirmation of a book-entry transfer of the Shareholder's Common Shares into the Depositary's account at CDS and/or DTC;

"Broker" is a member organization admitted as a participant in CHESS under the ASTC Settlement Rules;

"Broker Participant" means a Broker admitted as a participant under the ASTC Settlement Rules;

"business combination" has the meaning ascribed thereto in Rule 61-501;

"Canadian Commissioner" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Canadian Competition Act";

"Canadian Competition Act" means the *Competition Act* (Canada), as amended;

"CBCA" means the *Canada Business Corporations Act*, as amended;

"CDI Acceptance Form" means the form to CDI Holders with this Offer and Circular.

"CDI Expiry Time" means 5:00 p.m. Sydney time on the day that is five days (excluding a Saturday, Sunday and public holiday in Australia) before the Expiry Time.

"CDI" means a CHESS Depository Interest over a Common Share;

"CDI Holder" means the holder of one or more CDIs;

"CDI Nominee" means CHESS Depository Nominees Limited, a company registered in Australia (ABN 75 071 346 506);

"CDS" means CDS Clearing and Depositary Services Inc.;

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"CHESS" means the Clearing House Electronic Sub-register System operated by ASTC;

"CHESS Holding" has the meaning set out in the ASTC Settlement Rules;

"Circular" means the circular accompanying and forming part of the Offer;

"Code" has the meaning ascribed thereto in Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations";

"Committed Credit Facilities" has the meaning ascribed thereto in Section 6 of the Circular, "Source of Funds";

"**Common Shares**" means the common shares in the capital of LionOre (including those that are subject to CDIs), together, unless the context otherwise requires, with any associated SRP Rights;

"**Community**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Merger Regulation in the European Union";

"**Competition Tribunal**" means South Africa's Competition Tribunal;

"**Compulsory Acquisition**" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Common Shares Not Deposited — Compulsory Acquisition";

"**Computershare**" means Computershare Investor Services Inc.;

"**Contemplated Transactions**" means the making of the Offer, the take-up of Common Shares under the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any subsequent amalgamation of the Offeror and LionOre;

"**Controlling Participant**" means the Broker or Non-Broker Participant that has the capacity in CHESS to transfer the LionOre Shares subject to the CDI;

"**Convertible Notes**" means the U.S.$144 million principal amount of 3.80% convertible notes of LionOre due July 2011, issued pursuant to the trust deed dated July 29, 2004;

"**Convertible Securities**" means any securities of LionOre that are convertible into or exchangeable or exercisable for Common Shares, other than the SRP Rights and the LTIP Entitlements;

"**CRA**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Dealer Manager**" means UBS Securities Canada Inc.;

"**Delisting Date**" means the date that LionOre is delisted from Australian Securities Exchange which is currently anticipated to be June 5, 2007;

"**Depositary**" means Computershare Investor Services Inc.;

"**Deposited Common Shares**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**Dissenting Offeree**" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Common Shares Not Deposited — Compulsory Acquisition";

"**Distributions**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**DTC**" means The Depositary Trust Company;

"**EC**" means the European Commission;

"**EC Merger Regulation**" means European Council Regulation (EC) No 139/2004 of January 20, 2004;

"**EEA**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Merger Regulation in the European Union";

"**EFTA States**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Merger Regulation in the European Union";

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"**EU Member States**" means member states of the European Union;

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended.

"**Exchanges**" means, collectively, the TSX, the Australian Securities Exchange, the London Stock Exchange and the Botswana Stock Exchange;

"**Expiry Time**" means 8:00 p.m. (Toronto time) on Monday, June 18, 2007, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer";

"**FATA**" means the *Foreign Acquisitions and Takeovers Act 1975* (Australia);

"**FIRB**" means the Foreign Investment Review Board (Australia);

"**fully-diluted basis**" means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, other than the SRP Rights and other than those that are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Common Shares issuable upon the exercise of Options and all Common Shares issuable pursuant to the Long Term Incentive Policy, in either case whether vested or unvested, and all Common Shares issuable upon conversion of the Convertible Notes;

"**going private transaction**" has the meaning ascribed thereto in Regulation Q-27;

"**Governmental Entity**" means any (i) multinational, supranational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange including the TSX, the Australian Securities Exchange, the London Stock Exchange, the Botswana Stock Exchange, the Luxemburg Stock Exchange, the Russian Trading System Stock Exchange and the Moscow Interbank Currency Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**HPAL**" has the meaning ascribed thereto in the Summary, "Norilsk Nickel";

"**Information Agent**" means Georgeson Shareholder Communications Canada Inc.;

"**Investment Canada Act**" means the *Investment Canada Act* (Canada), as amended;

"**IOB**" has the meaning ascribed thereto in the Summary, "Norilsk Nickel";

"**Issuer Sponsored Holding**" has the meaning set out in the ASTC Settlement Rules;

"**IRS**" has the meaning ascribed thereto in Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations";

"**KMMC**" has the meaning ascribed thereto in the Summary, "Norilsk Nickel";

"**Laws**" means any law, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and the Circular (printed on yellow paper);

"**LionOre**" means LionOre Mining International Ltd., a corporation existing under the laws of Canada, and where the context requires, its subsidiaries and joint ventures;

"**LionOre Board of Directors**" means the board of directors of LionOre;

"**Long Term Incentive Policy**" means the LionOre 2007 long term incentive policy adopted by the LionOre Board of Directors on March 7, 2007 established pursuant to the Stock Option Plan and relating to the issue of bonus shares;

"**LTIP Entitlements**" means outstanding rights, whether vested or unvested, to receive Common Shares in accordance with the terms of the Long Term Incentive Policy;

"**LTIP Tendering Letter**" has the meaning ascribed thereto on page ii in the section entitled "Notice to Holders of LTIP Entitlements";

"**Material Adverse Effect**" means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), condition (financial or otherwise), operations, results of operations or prospects, of that person, its subsidiaries and material joint ventures taken as a whole, other than any effect: (i) relating to the economies of Canada, Australia, Botswana and South Africa or to political conditions or securities markets in general; (ii) affecting the nickel mining industry or the mining industry in general; (iii) relating to a change in the market trading price of shares of that person, either: (A) related to the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clause (i), (ii), (iv) or (v) hereof; (iv) relating to any of the principal markets served by that person's business generally (including the business of that person's subsidiaries) or shortages or price changes with respect to raw materials, metals or other products used or sold by that person or its subsidiaries; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or in applicable generally accepted accounting principles; provided, however, that such effect referred to in clause (i), (ii), (iv) or (v) above does not primarily relate to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate (other than any change in Canadian tax "bump" rules, which change shall not result in a Material Adverse Effect notwithstanding the foregoing);

"**Member States Competition Authority**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Merger Regulation in the European Union";

"**Minimum Tender Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Minister**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Investment Canada Act";

"**MMA**" means the Mines and Minerals Act of Botswana;

"**Non-Broker Participant**" means an entity admitted to participate in CHESS under the ASTC Settlement Rules;

"**Non-Resident Holder**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada";

"**Norilsk Nickel**" means OJSC MMC Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, and where the context requires, its subsidiaries and joint ventures;

"**Norilsk Nickel Board of Directors**" means the board of directors of Norilsk Nickel;

"**Norilsk Nickel Group**" means Norilsk Nickel together with all of its subsidiaries;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on green paper);

"**Offer**" means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set forth herein;

"**Offeror**" means 0789970 B.C. Ltd., a corporation incorporated under the laws of British Columbia and a wholly-owned subsidiary of Norilsk Nickel;

"**Offeror's Notice**" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Common Shares Not Deposited — Compulsory Acquisition";

"**Options**" means the options granted through the Stock Option Plan through which options may be granted to directors, officers and employees for the purchase of Common Shares;

"**OSA**" means the *Securities Act* (Ontario), as amended;

"**OSC**" means the Ontario Securities Commission;

"**OTC**" has the meaning ascribed thereto in the Summary, "Norilsk Nickel";

"**PFIC**" has the meaning ascribed thereto in Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies";

"**Policy**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — *Foreign Acquisitions and Takeovers Act 1975 (Australia)*";

"**Purchased Common Shares**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"**Redeemable Shares**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Subsequent Acquisition Transaction";

"**Regulation Q-27**" means Regulation Q-27 — *Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marches financiers* (Québec), as amended;

"**Regulations**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Resident Holder**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada";

"**Reviewable Transaction**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — Investment Canada Act";

"**Rights Certificates**" means the certificates representing the SRP Rights;

"**Rule 61-501**" means OSC Rule 61-501 — *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*, as amended or replaced;

"**Russia**" has the meaning ascribed thereto in the Summary, "Norilsk Nickel";

"**SA Commission**" has the meaning ascribed thereto in Section 13 of the Circular, "Regulatory Considerations — SA Competition Act";

"**SA Competition Act**" means the *Competition Act, No. 89 of 1998* (South Africa), as amended;

"**Securities Authorities**" means, collectively, the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada;

"**SEDAR**" means the Canadian Securities Administrators' website at www.sedar.com;

"**Separation Time**" means the close of business on the tenth business day after the earlier of (i) the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Shareholder Rights Plan) of 20% or more of the Common Shares, (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid to acquire 20% or more of the Common Shares, other than as a result of a Permitted Bid (as defined in the Shareholder Rights Plan), and (iii) the date upon which a Permitted Bid ceases to be such;

"**Shareholder Rights Plan**" means the shareholder rights plan set out in the shareholder rights plan agreement dated as of April 7, 2003 between LionOre and CIBC Mellon Trust Company, as rights agent, as approved and confirmed by the Shareholders in May 2003 and reconfirmed by the Shareholders in May 2006, or any other shareholder rights plan adopted by the LionOre Board of Directors;

"**Shareholders**" means, collectively, the holders of Common Shares;

"**Soliciting Dealer**" has the meaning ascribed thereto in Section 19 of the Circular, "Financial Advisors, Dealer Manager and Soliciting Dealer Group";

"**Soliciting Dealer Group**" has the meaning ascribed thereto in Section 19 of the Circular, "Financial Advisors, Dealer Manager and Soliciting Dealer Group";

"**South African Competition Authorities**" means the authorities appointed under the SA Competition Act.

"**SRP Rights**" means the rights issued pursuant to the Shareholder Rights Plan;

"**Stock Option Plan**" means the LionOre 2006 Stock Option and Share Compensation Plan adopted by the Shareholders on May 17, 2006, together with the Stock Option Plan as most recently amended on February 25, 2002 (which amendments were approved by the Shareholders on May 15, 2002);

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction";

"**subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"**Tax Act**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Tax Proposals**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**TPA**" means the *Trade Practices Act 1974* (Cth) (Australia);

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Shareholder**" has the meaning ascribed thereto in Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations";

"**U.S. Treaty**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition";

"**Xstrata**" means Xstrata Canada Acquisition Corp, a wholly-owned indirect subsidiary of Xstrata plc; and

"**Xstrata Bid**" means the offer, dated April 5, 2007, by Xstrata to acquire all of the Common Shares at a price per Common Share of Cdn.$18.50.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer, where not otherwise defined herein, have the meaning set out in the accompanying Glossary, unless the context otherwise requires.

May 7, 2007

TO: THE HOLDERS OF COMMON SHARES OF LIONORE MINING INTERNATIONAL LTD.

1. The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of Cdn.$21.50 in cash per share all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Norilsk Nickel, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities and including Common Shares that may become conditionally issued pursuant to the Long Term Incentive Policy. The Offeror is a wholly-owned subsidiary of Norilsk Nickel.

Based on publicly available information, the Offeror believes that as of March 24, 2007 there were 219,939,895 Common Shares outstanding and 249,172,490 Common Shares on a fully-diluted basis.

The Offer is made only for Common Shares and is not made for any Options, Convertible Notes or any other Convertible Securities or LTIP Entitlements.

Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise the Options, convert the Convertible Notes or exchange, exercise or convert such other Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares on a timely basis under the Offer. Any such exchange, exercise or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have certificate(s) received on exchange, exercise or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Holders of LTIP Entitlements that are otherwise eligible to deposit LTIP entitlements under the Offer will be permitted to deposit under the Offer all Common Shares conditionally issued to such holders pursuant to the Long Term Incentive Policy. See "Notice to Holders of LTIP Entitlements" above.

Shareholders who have deposited their Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Common Shares will be allocated to the SRP Rights.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any dissenters' or appraisal rights. However, any such Shareholders who dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction will have certain rights to seek a judicial determination of the fair value of their Common Shares. See Section 10 of the Circular, "Acquisition of Common Shares Not Deposited".

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact immediately such nominee for assistance in depositing their Common Shares.

CDI Holders should refer to Section 3 of the Offer, "Manner of Acceptance — CDI Holders".

2. Time for Acceptance

The Offer is open for acceptance during the period commencing on the date hereof and ending at 8:00 p.m. (Toronto time) on Monday, June 18, 2007, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror.

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received not later than the Expiry Time:

(a) certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules set forth in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Unless waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book-entry confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by LionOre to Shareholders prior to the time that the holder's Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Common Shares deposited by such holder.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders also may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as described below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may

cause DTC to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof, or a Letter of Transmittal (or a facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in the City of Toronto at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(i) the deposit is made by or through an Eligible Institution;

(ii) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed, is received by the Depositary at its office in the City of Toronto at or prior to the Expiry Time;

(iii) the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) and Rights Certificate(s), if applicable, must be delivered to the Toronto office of the Depositary; and

(iv) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed, if so required, in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office in the City of Toronto listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission to the Depositary at its principal office in the City of Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Procedure for LTIP Entitlements

In accordance with the Long Term Incentive Policy, upon the making of the Offer all Common Shares that are issuable pursuant to the Long Term Incentive Policy will, contingently and conditionally upon it being certain that such Common Shares that are so issued will be taken up and paid for under the Offer, vest and be issued to the holders of such LTIP Entitlements who are otherwise eligible to deposit LTIP entitlements under the Offer. Such holders of LTIP Entitlements will be permitted to deposit under the Offer all Common Shares conditionally issued to such holders pursuant to the Long Term Incentive Policy. The Offeror will cause to be delivered to each such holder of an LTIP Entitlement an LTIP Tendering Letter that must be completed and delivered to the Depositary in accordance with the instructions therein for the Common Shares issuable pursuant to the Long Term Incentive Policy to be validly deposited to the Offer.

CDI Holders

CDIs are units of beneficial ownership in Common Shares. The legal title to the Common Shares underlying the CDIs is held by the CDI Nominee. The CDIs are currently quoted on the Australian Securities Exchange. On February 21, 2007, LionOre announced its intention to delist from the Australian Securities Exchange to take effect on the expected date of June 5, 2007. If you hold CDIs on the Delisting Date, then absent other elections that LionOre may advise you of, your CDIs will be cancelled, and you will become the legal holder of the underlying Common Shares.

Prior to the Delisting Date, CDI Holders may only accept the Offer through the CDI Nominee. If you hold CDIs through: (i) an Issuer Sponsored Holding, you should complete the CDI Acceptance Form provided with this Offer and Circular and return it to the address noted on the form; (ii) a CHESS Holding, you should instruct your Controlling Participant to accept the Offer on your behalf or, if you are a Broker Participant or a Non-Broker Participant, you should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In both cases, your acceptance must be received on or prior to the earlier of the Delisting Date and the CDI Expiry Time.

After the Delisting Date, CDI Holders may accept the Offer as legal Shareholders of the Common Shares, in the manner set out in this document.

You are urged to pay attention to any information provided to you by or on behalf of LionOre, your broker or any of your professional advisers concerning the process for delisting of LionOre as it may change the Delisting Date and therefore your method of acceptance of the Offer. If you have accepted the Offer prior to the Delisting Date, you should make such enquiries as you consider reasonable to ensure that your acceptance has been received by the Offeror and that the acceptance constitutes valid acceptance under the Offer.

CDI Holders should contact their broker or the CDI Nominee for further information.

The Offer is not regulated by Chapter 6 of the Corporations Act 2001 (Commonwealth) (Australia), but rather pursuant to the applicable requirements of Canadian securities Laws.

General

In all cases, payment for Common Shares (other than Common Shares issued pursuant to LTIP Entitlements) deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (if required) and (c) any other required documents. Payment for Common Shares issued pursuant to LTIP Entitlements that are deposited and eligible to be taken up by the Offeror will be made only after timely receipt by the Depositary of (a) an LTIP Tendering Letter, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the LTIP Tendering Letter (if required) and (b) any other required documents.

The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal, the LTIP Tendering Letter, if applicable, and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will be only effective upon actual receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Manager or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the LTIP Tendering Letter and the Notice of Guaranteed Delivery will be final and binding.

Under no circumstance will interest accrue or any amount be paid by Norilsk Nickel, the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or LTIP Tendering Letter delivered to the Depositary (the "**Deposited Common Shares**") and in and to all rights and benefits arising from such Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date on which the Offeror takes up the Common Shares, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

The execution of a Letter of Transmittal or LTIP Tendering Letter (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer), as applicable, irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Common Shares covered by the Letter of Transmittal or LTIP Tendering Letter or book-entry transfer with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of LionOre and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Common Shares**"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date on which the Offeror takes up the Common Shares, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of LionOre;

(b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of LionOre;

(c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and

(d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in the Letter of Transmittal or LTIP Tendering Letter.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) or LTIP Tendering Letter revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the depositing Shareholder with respect to the Deposited Common Shares or any Distributions unless the deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, "Withdrawal of Deposited Common Shares".

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of LionOre and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) or the LTIP Tendering Letter to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or LTIP Tendering Letter or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions deposited pursuant to the Offer, (ii) the person signing the Letter of Transmittal or LTIP Tendering Letter or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited pursuant to the Offer, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, the Offeror will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Common Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, together with Common Shares held by the Offeror and its affiliates, constitutes at least 66⅔% of the Common Shares then outstanding (calculated on a fully-diluted basis) (the "**Minimum Tender Condition**");

(b) the Offeror shall have determined acting reasonably that, on terms satisfactory to the Offeror: (i) the Shareholder Rights Plan does not provide rights to the Shareholders to purchase any securities of LionOre as a result of any Contemplated Transaction, and does not and will not adversely affect the Offer, Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary or any Norilsk Nickel affiliate either before or on consummation of the applicable Contemplated Transaction; (ii) the Board of Directors of LionOre shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Common Shares by the Offeror under any Contemplated Transaction; (iii) a cease trade order or an

injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights; (iv) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to any Contemplated Transaction; or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to any Contemplated Transaction;

(c) all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions (including, without limitation, those required under the Investment Canada Act, FATA and those of any stock exchange or other securities regulatory authority), which the Offeror shall have determined, acting reasonably, are necessary or desirable to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror acting reasonably;

(d) without limiting the scope of the conditions of paragraph (c) above: (A)(i) the Canadian Commissioner shall have issued an advance ruling certificate under Section 102 of the Canadian Competition Act in respect of the purchase of the Common Shares by the Offeror, or (ii) the waiting period under Part IX of the Canadian Competition Act shall have expired or have been waived in accordance with the Canadian Competition Act and the Canadian Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the satisfaction of the Offeror acting reasonably that she is of the view that, at that time, grounds do not exist to initiate proceedings before the Canadian Competition Tribunal under the merger provisions of the Canadian Competition Act with respect to the purchase of the Common Shares by the Offeror (or words to that effect); (B) the Offer shall have been approved or deemed approved under the EC Merger Regulation and/or all requisite consents, approvals, clearances and authorizations under the competition, merger control or antitrust laws and regulations are obtained from the relevant Member States Agencies (and/or all relevant waiting periods have expired or terminated); (C) the approval (or approval subject to conditions acceptable to the Offeror acting reasonably) of South African Competition Authorities shall have been obtained; (D) any informal clearance from the Australian Commission that is considered necessary or desirable shall have been obtained; and (E) any applicable waiting periods (and any extensions thereof) under any other competition, merger, control or similar law, rule, regulation or policy or any governmental or regulatory approval or consent in respect of competition or merger control matters, shall have expired or been earlier terminated, or been granted or deemed granted, on terms and conditions satisfactory to the Offeror acting reasonably;

(e) the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no Laws shall have been proposed, enacted, promulgated or applied, in either case:

    (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

    (B) which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of LionOre, the Offeror or Norilsk Nickel;

    (C) which would materially and adversely affect (i) the value of the Common Shares to the Offeror, or (ii) the ability of the Offeror to proceed with the Offer, effect any Compulsory Acquisition or Subsequent Acquisition Transaction and/or take up and pay for any Common Shares deposited under the Offer; or

    (D) seeking to prohibit or limit the ownership or operation by Norilsk Nickel or the Offeror of any material portion of the business or assets of LionOre or any LionOre subsidiary or joint venture or to dispose of or hold separate any material portion of the business or assets of LionOre or any LionOre subsidiary or

joint venture as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(f) there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g) the Offeror shall have determined, acting reasonably, that there does not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally by way of press release and material change report or to the Offeror in writing on or before the execution and delivery of the Offer) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), properties, assets, liabilities (including contingent liabilities that may arise through outstanding, pending or threatened litigation), condition (financial or otherwise), material contractual relationships or prospects of LionOre or any of the LionOre subsidiaries or joint ventures that, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of LionOre, or which, if the other Contemplated Transactions were consummated, would be reasonably expected to have a Material Adverse Effect in respect of the Offeror or Norilsk Nickel;

(h) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of LionOre with any Securities Authorities or elsewhere or any applicable stock exchange or self-regulatory authority in Canada or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by LionOre which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of LionOre or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would reasonably be expected to have a Material Adverse Effect in respect of the Offeror or Norilsk Nickel;

(i) there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on process for, securities on the Exchanges; (ii) any extraordinary or material adverse change in the financial markets in Canada, the U.S., Australia, Europe or Russia; (iii) any change in the general political, market, economic or financial conditions in any country that could, in the reasonable discretion or judgment of the Offeror, have a Material Adverse Effect on LionOre and its affiliates and subsidiaries, taken as a whole; (iv) a material change in U.S., Canadian, Australian, European or Russian currency exchange rates or a suspension of, or limitation on, the markets therefore; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, the U.S., Australia, Europe or Russia; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable discretion of the Offeror, might affect the extension of credit by banks or other lending institutions; (vii) a commencement of war or armed hostilities or other national or international calamity involving Canada, the U.S., Australia, Europe or Russia; or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(j) the Offeror shall have determined, in its reasonable judgment, that neither LionOre nor any other party has taken any action that has not been previously disclosed before the date of the Offer in any document filed by or on behalf of LionOre with any Securities Authorities in Canada, that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under this Offer including, without limitation: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of LionOre (other than any such sale, disposition or other dealing in the ordinary course of business consistent with past practice), any issuance of securities (other than in connection with the exercise of Options or the conversion of Convertible Notes existing on the date hereof in accordance with their terms as publicly disclosed prior to the date hereof) or options or rights to purchase securities, the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practice), any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets

(except in the ordinary course of business consistent with past practice) or securities by LionOre, or any take-over bid (other than this Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving LionOre, any capital expenditure by LionOre not in the ordinary course of business and consistent with past practice or any material change in the terms of any material supply, sale or similar agreement not in the ordinary course of business; (ii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of LionOre's employees, consultants or directors; (iii) adopting, establishing or entering into, or amending or making grants or awards pursuant to, any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of LionOre, whether or not as a result of or in connection with the transactions contemplated by this Offer and the Circular; (iv) except as may be required by Law, taking any action to adopt, establish, terminate or amend any employee benefit plan of LionOre; or (v) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to LionOre, or any agreement to engage in any of the foregoing; and

(k) the Offeror shall have determined, in its reasonable judgment, that no covenant, term or condition exists in any instrument or agreement to which LionOre is a party or to which it or any of its assets are subject, which would, if this Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, have a Material Adverse Effect on the Offeror or LionOre.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion or may be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other right which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in the City of Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer, "Notices and Delivery", and will provide a copy of the aforementioned notice to the Exchanges. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificate(s) representing Deposited Common Shares, Letters of Transmittal, LTIP Tendering Letters, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror's sole discretion unless the Offer is withdrawn.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in the City of Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all Shareholders whose Common Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in the City of Toronto.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition provided in Section 4 of the Offer, "Conditions of the Offer"), the Offer will not expire before ten days after the notice of such

variation has been given to the Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Securities Authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in the City of Toronto, and will, at the expense of the Offeror, cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the Exchanges. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in the City of Toronto.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Common Shares". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer.

6. Take-Up of and Payment for Deposited Common Shares

If all conditions referred to in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not validly withdrawn in accordance with the terms hereof within ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been first taken up and paid for by the Offeror will be taken up and paid for not later than ten days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in the City of Toronto to that effect. Subject to applicable Laws, the Offeror expressly reserves the right to delay taking up and paying for any Common Shares or, on or after the initial Expiry Time, to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in the City of Toronto. The Offeror also expressly reserves the right to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Law or governmental regulatory approval. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque payable in Canadian funds by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed by the Letter of Transmittal or the LTIP Tendering Letter, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal or the LTIP Tendering Letter, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal or LTIP Tendering Letter. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of LionOre. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7. Return of Deposited Common Shares

Any Deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of LionOre.

8. Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of ten days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer),

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Common Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal or the LTIP Tendering Letter (or Notice of Guaranteed Delivery) accompanying the Common Shares which are to be withdrawn: (c) must specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Depositary, Norilsk Nickel, the Offeror or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror's other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

A withdrawal of Common Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 21 of the Circular, "Statutory Rights".

9. Adjustments; Liens

If, on or after the date of the Offer, LionOre should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, LionOre should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of LionOre in respect of Common Shares accepted for purchase pursuant to the Offer, then: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Certain Canadian Federal Income Tax Considerations" in Section 15 of the Circular.

10. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the share register maintained by or on behalf of LionOre and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the Exchanges for dissemination through their respective facilities or it is published once in the National Edition of *The Globe and Mail* or *The National Post* and in *La Presse* or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and the Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares and will be furnished by the Offeror to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of LionOre in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These security holder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary specified in the Letter of Transmittal, the LTIP Tendering Letter or in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal, LTIP Tendering Letter or Notice of Guaranteed Delivery, as applicable.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal, the LTIP Tendering Letter and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notices and Delivery". Notwithstanding Section 6 of the Offer, "Take-Up of and Payment for Deposited Common Shares", cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12. Market Purchases

The Offeror reserves the right to, and may acquire, or cause an affiliate to acquire, beneficial ownership of Common Shares or Convertible Securities by making purchases through the facilities of the Exchanges, subject to applicable Law, at any time prior to the Expiry Time. The Offeror may make such purchases if and to the extent that market conditions, the trading price of the Common Shares and other factors make it desirable for the Offeror to complete such purchases. In no event will the Offeror make any such purchases of Common Shares or Convertible Securities until the third business day

following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the Exchanges during the course of the Offer shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Common Shares or Convertible Securities have been purchased. If the Offeror purchases Common Shares through the facilities of the Exchanges while the Offer is outstanding, the Common Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. For the purposes of this Section 12, the "Offeror" includes any Norilsk Nickel subsidiary and any person acting jointly or in concert with Norilsk Nickel.

The Offeror may purchase securities of LionOre other than pursuant to the Offer only to the extent permitted under applicable Laws, including the Exchange Act. Rule 14e-5 under the Exchange Act generally prohibits, among other things, a person (and its affiliates) making a tender offer for any equity securities from, directly or indirectly, purchasing or making any arrangement to purchase those securities, or any security which is immediately convertible into or exchangeable for such securities, except pursuant to its tender offer. This prohibition applies from the time the tender offer is publicly announced until it expires. If the Offeror determines to purchase securities of LionOre outside of the Offer, where required, the Offeror will request that the SEC grant exemptive relief from the provisions of Rule 14e-5, subject to conditions. The Offeror will not acquire Common Shares in the United States otherwise than pursuant to the Offer.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to applicable Laws, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

13. Other Terms of the Offer

(a) The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b) In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

(c) The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(d) No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No stockbroker, investment dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Dealer Manager for the purposes of the Offer.

(e) The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal, the LTIP Tendering Letter and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f) The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal, the LTIP Tendering Letter and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g) The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent, the Dealer Manager or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h) The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

0789970 B.C. LTD.

(Signed) ALFONSO AYLLON
Secretary and Treasurer

Dated: May 7, 2007

CIRCULAR

The following information is supplied by the Offeror with respect to the accompanying Offer dated May 7, 2007 to purchase all of the issued and outstanding Common Shares of LionOre. The terms and conditions of the Offer, the Letter of Transmittal, the LTIP Tendering Letter and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in the Circular, where not otherwise defined herein, have the meanings set out in the accompanying Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning LionOre contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information or for any failure by LionOre to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. Unless otherwise indicated, information concerning LionOre is given as of December 31, 2006.

1. The Offeror and Norilsk Nickel

The Offeror was incorporated under the laws of British Columbia on May 2, 2007 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The registered office of the Offeror is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, Canada V6C 2G8. The Offeror is a wholly-owned subsidiary of Norilsk Nickel.

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of palladium and nickel and one of the largest producers of platinum and copper. Norilsk Nickel is headquartered in Moscow, Russia and Norilsk Nickel's distribution activities are managed through its Moscow headquarters and its London-based subsidiary, Norilsk Nickel Europe Limited. The Norilsk Nickel Group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals and production, marketing and sales of base and precious metals. Norilsk Nickel also produces a large number of by-products, including metallic cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. Norilsk Nickel's Russian operations include the operations of the Polar Division that carries out activities on the Taimyr Peninsula in the Krasnoyarsk Krai area and the KMMC division located on the Kola Peninsula in the Murmansk Region. Norilsk Nickel also operates internationally through Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and HPAL plant in Australia, as well as through its 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and is developing the Honeymoon Well project in Australia. The remaining 80% shareholding interest in MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. The Norilsk Nickel Group also has a research institute, LLC "Gipronickel", located in Saint Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder of Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are listed on the New York Stock Exchange. Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (under the symbol "GMKN RU") and the Moscow Interbank Currency Exchange (under the symbol "GMKN RM"). In 2001 Norilsk Nickel launched a Level-1 ADR program. These ADRs are traded OTC in the United States (under the symbol "NILSY US"), on the IOB section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

2. LionOre

LionOre is an international nickel and gold producer with mining operations in Australia, Botswana and South Africa. In 2006, LionOre produced 34,094 tonnes of payable nickel and 155,203 ounces of gold. LionOre's nickel production is supported by significant by-product credits in the form of copper, cobalt, and platinum group metals.

LionOre also owns the proprietary Activox® technology for the hydrometallurgical treatment of metal concentrates. LionOre employs approximately 3,600 people globally, including contractors.

The Common Shares are listed on the TSX under the symbol "LIM", the London Stock Exchange under the symbol "LOR", the Australian Securities Exchange under the symbol "LIM", and the Botswana Stock Exchange under the symbol "LIONORE".

The principal executive offices of LionOre are located at 12th Floor, 20 Toronto Street, Toronto, ON, Canada, telephone number: +1 (416) 777-1985.

Share Capital of LionOre

The authorized capital of LionOre consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series.

Based on publicly available information, as of March 24, 2007, there were issued and outstanding: (i) 219,939,895 Common Shares and no preferred shares; (ii) 4,005,000 Options to acquire an aggregate of 4,005,000 Common Shares outstanding under the Stock Option Plan; and (iii) 1,747,676 LTIP Entitlements to acquire an aggregate of up to 1,747,676 Common Shares.

In addition, LionOre has outstanding U.S.$144 million aggregate principal amount of Convertible Notes that are convertible by the holders thereof into Common Shares at a conversion price of U.S.$6.1329 per Common Share. A holder of Convertible Notes will be entitled, within 60 days of receipt from LionOre of notice of a change of control, which would include the acquisition by the Offeror of a majority of the Common Shares, to convert such Convertible Notes at a price equal to 90% of the conversion price otherwise in effect. As of March 25, 2007, the aggregate principal amount of Convertible Notes outstanding is convertible into 23,479,919 Common Shares based on the conversion price of U.S.$6.1329 per Common Share.

Price Range and Trading Volume of Common Shares

There are four principal markets on which the Common Shares are traded, the TSX, the Australian Securities Exchange, the London Stock Exchange and the Botswana Stock Exchange. On May 2, 2007, being the last trading day on the Exchanges prior to the announcement of the Offeror's intention to make the Offer, the closing price for Common Shares was Cdn.$18.95 on the TSX. The following tables set forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Common Shares on the Exchanges:

	Trading of Common Shares TSX			Trading of Common Shares London Stock Exchange		
	High (Cdn.$)	Low (Cdn.$)	Volume (number of shares)	High (£)	Low (£)	Volume (number of shares)
2006						
January	5.45	4.88	24,406,380	2.73	2.48	44,654
February	6.19	5.55	36,391,477	2.95	2.75	24,034
March	6.11	4.75	39,445,226	2.68	2.35	553,656
April	5.93	5.21	24,224,508	2.93	2.60	23,750
May	6.05	5.16	24,042,257	2.95	2.48	20,661
June	6.15	4.89	45,808,352	3.03	2.58	47,304
July	6.72	5.78	54,394,643	3.25	2.90	52,592
August	7.25	6.20	33,783,300	3.33	2.93	43,408
September	7.37	6.43	31,736,524	3.50	3.20	48,602
October	9.47	6.61	56,324,445	4.43	3.73	39,985
November	11.78	8.93	67,822,809	5.00	4.23	94,018
December	13.25	11.82	38,498,687	5.80	5.20	66,809
2007						
January	14.18	11.88	47,975,179	6.03	5.25	83,448
February	16.99	13.04	49,194,625	7.28	5.58	220,861
March	19.29	14.45	128,562,378	8.53	6.68	1,629,247
April	19.50	18.71	93,564,252	8.53	8.33	204,322
May (through May 2, 2007)	18.95	18.76	7,979,010	8.50	8.39	51,432

	Trading of Common Shares Australian Securities Exchange			Trading of Common Shares Botswana Stock Exchange		
	High	Low	Volume	High	Low	Volume
	(A$)	(A$)	(number of shares)	(Pula)	(Pula)	(number of shares)
2006						
January	6.25	5.55	767,093	n/a	n/a	n/a
February	7.18	6.40	1,817,589	n/a	n/a	n/a
March	7.15	5.70	603,154	25.50	25.50	2,874
April	6.90	6.10	1,598,871	28.40	25.50	9,874
May	6.99	5.80	590,224	28.40	26.42	3,455
June	7.36	6.15	623,282	29.52	29.52	200
July	7.95	6.62	560,705	33.65	32.50	3,355
August	8.39	6.90	541,745	34.50	33.00	20,060
September	8.55	7.80	706,069	38.86	38.12	4,280
October	10.75	8.00	771,113	40.73	38.59	965
November	12.40	10.10	877,041	55.39	51.42	8,615
December	14.32	12.92	408,760	67.14	61.25	9,540
2007						
January	15.20	13.05	238,635	72.69	65.06	3,136
February	18.20	14.01	384,748	80.93	68.88	7,645
March	20.35	16.00	1,241,530	103.47	85.79	14,757
April	20.40	19.86	773,055	104.36	102.55	13,321
May (through May 2, 2007 for Australian Securities Exchange and through May 1, 2007 for Botswana Stock Exchange)	20.31	20.23	84,000	102.55	102.55	0

In February 2007, LionOre announced its intention to delist the Common Shares from the Australian Securities Exchange. LionOre indicated that the financial, administrative and compliance costs associated with the listing on the ASX were no longer considered to be justified. The delisting is proposed to take effect from June 5, 2007.

3. Background to the Offer

The management and Board of Directors of Norilsk Nickel continually review the company's position in light of the changing competitive environment in its industry, with the objective of identifying strategic alternatives and other opportunities, including business combination transactions, joint ventures and other commercial transactions, that may be available to complement Norilsk Nickel's business and enhance shareholder value.

In February 2006, representatives of Norilsk Nickel approached representatives of LionOre, including Colin Steyn, LionOre's President and Chief Executive Officer, with the aim of discussing potential areas of cooperation between the two companies, including sharing knowledge and technology relevant to the mining and processing of nickel sulphide ores. Following this meeting, between March 2006 and June 2006, representatives of Norilsk Nickel continued discussions with LionOre representatives regarding cooperation and the two companies agreed to carry out technical visits to their respective operations.

Between September 25 and October 13, 2006, representatives of Norilsk Nickel and LionOre met on several occasions and conducted on-site visits of each other's operations. During these visits, the parties continued their discussions regarding potential areas of cooperation for their companies.

Between November 2006 and February 2007, representatives of Norilsk Nickel engaged in further discussions with representatives of LionOre and, in early March 2007, following Norilsk Nickel's acquisition of OM Group's nickel business, representatives of Norilsk Nickel visited the operations of MPI Nickel Pty. Ltd., which are located in Western Australia and are beneficially owned 20% by Norilsk Nickel and 80% by LionOre.

During these periods, Norilsk Nickel did not participate in any sale process for LionOre nor did it visit any data room of LionOre related to any such process. In addition, Norilsk Nickel was not asked to enter into any confidentiality agreement related to a sale process in respect of LionOre, nor any "standstill" or similar agreement.

On March 25, 2007, LionOre and Xstrata issued a joint press release announcing Xstrata's offer to acquire all of the outstanding common shares of LionOre. Upon such announcement, discussions between Norilsk Nickel and LionOre regarding cooperation ceased.

During April 2007, the Board of Directors and management of Norilsk Nickel, together with its financial and legal advisors, continued to review its strategic alternatives in light of the announced Xstrata Bid. In that regard, while prior to the Xstrata Bid, Norilsk Nickel had been focusing in significant part on potential cooperative and technical arrangements with LionOre, the announcement of the Xstrata Bid, including the price offered by Xstrata, contributed to a change in Norilsk Nickel's approach.

After considering its strategic alternatives, in late April 2007, Norilsk Nickel's Board of Directors approved the making of an offer to acquire all of the outstanding Common Shares of LionOre. In light of restrictions in LionOre's support agreement with Xstrata and the significance of Norilsk Nickel's offer to its and LionOre's respective shareholders, Norilsk Nickel determined to make a public proposal to acquire LionOre.

On May 3, 2007, Norilsk Nickel delivered its proposal to the LionOre Board of Directors and issued a press release publicly announcing its intention to make the Offer.

4. Reasons to Accept the Offer

Shareholders should consider the following factors in making their decision to accept the Offer:

- *Attractive Premium.* The Offer represents a premium of approximately 16.2% over the Cdn.$18.50 price per Common Share of the Xstrata Bid. The Offer represents a premium of approximately 12.9% to the volume-weighted average price of the Common Shares over the 30 trading days on the TSX ending on May 2, 2007. The Offer also represents a premium of approximately 22.9% over the closing price of Cdn. $17.49 per Common Share on the TSX on March 23, 2007, the last trading day prior to the announcement of the Xstrata Bid. At the time of announcement, the Offer exceeded the all-time high trading price for the Common Shares.
- *Fully Financed Cash Offer.* The form of consideration offered by the Offeror is cash, and the Offeror has committed funding for its Offer. The Offer provides Shareholders with certainty of value and liquidity at a time of historically high nickel prices.
- *Low Execution Risk.* The Offer contains conditions that are in line with market practice. The Offeror is confident that no material competition or anti-trust issues are likely to arise in relation to the Offer and that it will receive the required regulatory clearances. The Offeror is also confident that its acquisition of Common Shares pursuant to the Offer will receive any required approval under the Investment Canada Act and the *Foreign Acquisitions and Takeovers Act 1975* (Australia).

5. Purpose of the Offer and Plans for LionOre

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all the Common Shares. If the Offeror takes up and pays for a sufficient number of Common Shares validly deposited under the Offer, the Offeror intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction, if available, to acquire all the outstanding Common Shares not deposited under the Offer. See Section 10 of the Circular, "Acquisition of Common Shares Not Deposited". If permitted by applicable Laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Common Shares from the Exchanges. For so long as LionOre has public debt, Options, Convertible Notes or other Convertible Securities outstanding, there may be limitations on its ability to cease to be a reporting issuer and to cease to have public reporting obligations.

If the Offeror proposes a Compulsory Acquisition or a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions or in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired pursuant to the Offer.

Upon completion of the Offer, the Offeror intends to conduct a detailed review of LionOre and its subsidiaries, including an evaluation of their respective business plans, assets, operations and organizational and capital structure. Promptly upon the initial take-up and payment by the Offeror of such number of Common Shares representing at least a majority of the outstanding Common Shares, the Offeror will be entitled to requisition a meeting of the Shareholders at

which the Offeror may remove the current members of the LionOre Board of Directors and elect directors nominated by the Offeror.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction are successful:

- The Offeror will own all of the equity interests in LionOre and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;
- Current holders of Common Shares (other than the Offeror) will no longer have any interest in LionOre or LionOre's assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;
- The Offeror will have the right to elect all directors to the LionOre Board of Directors;
- Subject to any obligations with respect to LionOre's outstanding public debt, Options, Convertible Notes and other Convertible Securities which remain outstanding, LionOre will no longer be a public company and LionOre will no longer file periodic reports (including financial information) with any securities regulatory authorities; and
- The Common Shares will no longer trade on the Exchanges. See Section 14 of the Circular, "Information Concerning Securities of LionOre — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer".

6. Source of Funds

The Offeror estimates that, if it acquires all of the Common Shares (based on the number of Common Shares on a fully-diluted basis as of March 24, 2007 based on publicly available information), the total amount of cash required for the purchase of the Common Shares will be approximately Cdn.$5.3 billion. Norilsk Nickel has agreed to fund or arrange for the funding of the Offer in an amount sufficient to satisfy such cash requirement by way of equity investment in the Offeror and/or loans to the Offeror.

Norilsk Nickel intends to use a portion of its existing cash reserves and to utilise committed credit facilities arranged by it for the purpose of funding the purchase by the Offeror of all of the Common Shares acquired by the Offeror on the terms of the Offer (the "**Committed Credit Facilities**"). Norilsk Nickel reserves the right to use such other methods of financing the cash required for the payment of the Common Shares with or without any of the above discussed sources as it may determine in its discretion.

The funding commitments under the Committed Credit Facilities are subject to conditions usual in commercial lending transactions of this kind. These conditions substantially reflect the conditions of the Offer. Therefore, the Offeror and Norilsk Nickel reasonably believe that the possibility is remote that, if the conditions to the completion of the Offer are satisfied or waived, the Offeror will be unable to pay for the Common Shares deposited under the Offer due to Norilsk Nickel not being able to satisfy a condition to the funding that is in addition to the conditions in the Offer.

The Offeror believes that the financial condition of each of Norilsk Nickel and the Offeror is not material to a decision by a Shareholder whether to deposit Common Shares under the Offer because: (i) cash is the only consideration that will be paid to Shareholders in connection with the Offer; (ii) the Offeror is offering to purchase all of the outstanding Common Shares in the Offer; (iii) the Offer is not subject to the Offeror obtaining any financing or to any financing contingencies; and (iv) with its cash on hand and the cash available under the Committed Credit Facilities, Norilsk Nickel will have sufficient funds to fund or arrange for funding of the Offeror with the total amount required to purchase the Common Shares under the Offer.

7. Ownership of and Trading in Securities of LionOre

No Common Shares, Options, Convertible Notes or other securities of LionOre are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary or their directors or senior officers. To the knowledge of the Offeror, after reasonable enquiry, no Common Shares, Options, Convertible Notes or other securities of LionOre are owned, directly or indirectly, nor is control or direction exercised over any such securities, by any associate of a director or senior officer of Norilsk Nickel, any person or company holding more than 10% of any class of equity securities of Norilsk Nickel, or any person or company acting jointly or in concert with Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary.

None of Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary or any director or senior officer of Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary or, to the knowledge of the Offeror after reasonable enquiry, any

of the other persons referred to above, has traded in any securities of LionOre during the six months preceding the date hereof.

There is no person acting "jointly or in concert" with Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary in connection with the transactions described in the Offer and this Circular.

8. Commitments to Acquire Securities of LionOre

None of Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary or any director or senior officer of Norilsk Nickel, the Offeror or any other Norilsk Nickel subsidiary, or, to the knowledge of the Offeror, after reasonable enquiry, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of Norilsk Nickel, or any person or company acting jointly or in concert with the Offeror, has entered into any commitments to acquire any equity securities of LionOre except for Common Shares pursuant to the Offer.

9. Material Changes in Affairs of LionOre

The Offeror has no information which indicates any material change in the affairs of LionOre since the date of the last published financial statements of LionOre, other than as disclosed in the Circular and such other material changes as have been publicly disclosed by LionOre. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

10. Acquisition of Common Shares Not Deposited

It is the Offeror's current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed.

Compulsory Acquisition

Section 206 of the CBCA permits an offeror to acquire the securities not tendered to a take-over bid for securities of a particular class of securities of a corporation if, within 120 days after the date of the take-over bid, it is accepted by the holders of not less than 90% of the securities to which the take-over bid relates, other than securities held at the date of the take-over bid by or on behalf of the offeror or its affiliates or associates (as such terms are defined in the CBCA).

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the CBCA), the Offeror may, to the extent possible, acquire (a "**Compulsory Acquisition**") the remainder of the Common Shares from those Shareholders who have not accepted the Offer on the same terms as such Common Shares were acquired under the Offer, pursuant to the provisions of Section 206 of the CBCA. In determining whether or not 90% of the outstanding Common Shares have been acquired under the Offer, any Common Shares acquired by the Offeror during the course of the Offer are included in the number of outstanding Common Shares but excluded from the number of Common Shares acquired under the Offer. If a Compulsory Acquisition cannot be effected, the Offeror currently intends to acquire Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, as discussed below under "Subsequent Acquisition Transaction".

To exercise such statutory right, the Offeror must give notice (the "**Offeror's Notice**") to each holder of Common Shares who did not accept the Offer (and to each person who subsequently acquires any such Common Shares) (in each case, a "**Dissenting Offeree**") of such proposed acquisition on or before the earlier of the 60th day following the Expiry Time and the 180th day following the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to LionOre the consideration the Offeror would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificate(s) representing the Common Shares held by such Dissenting Offeree to LionOre, and may elect either to transfer such Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Common Shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such Common Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Common Shares of the Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to LionOre referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the

Dissenting Offeree will be deemed to have elected to transfer such Common Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Common Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition and is qualified in its entirety by the provisions of Section 206 of the CBCA. **Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights thereunder may be lost or altered. In the event the Offeror acquires Common Shares not tendered to the Offer pursuant to Section 206 of the CBCA, Shareholders should review Section 206 of the CBCA for the full text of the relevant statutory provisions and Shareholders who wish to be better informed about those provisions of the CBCA should consult their legal advisors.**

See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations", for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the foregoing statutory right of Compulsory Acquisition is not available or not exercised, the Offeror reserves the right (and currently intends to do so in the appropriate circumstances if the Offeror considers it necessary or desirable) to use all reasonable efforts to complete an amalgamation, plan of arrangement, amendment to articles, capital reorganization, share consolidation or other transaction involving LionOre and the Offeror and/or one or more affiliates of the Offeror (a "**Subsequent Acquisition Transaction**") for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired by the Offeror pursuant to the Offer (or already owned directly or indirectly by Norilsk Nickel). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer.

Rule 61-501 and Regulation Q-27 may respectively deem a Subsequent Acquisition Transaction to be a "business combination" or "going private transaction" if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder and a "related party" of LionOre, directly or indirectly, acquiring LionOre or combining with LionOre through an amalgamation, arrangement or otherwise. Following completion of the Offer, the Offeror would be a "related party" of LionOre for purposes of Rule 61-501 and Regulation Q-27. Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to Rule 61-501 and Regulation Q-27 exempting LionOre and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of Rule 61-501 and Regulation Q-27. An exemption is available under Rule 61-501 and Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the CBCA may require the approval of 66⅔% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would also require that, in addition to any other required securityholder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities must be obtained. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any business combination or going private transaction, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, related parties of the Offeror or any person or company acting jointly or in concert

with the Offeror in connection with the Offer or any subsequent business combination or going private transaction. Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat Common Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer and the Shareholder that tendered the Common Shares was not (a) acting jointly or in concert with the Offeror in respect of the Offer, (b) a direct or indirect party to any connected transaction to the Offer or (c) entitled to receive, directly or indirectly, in connection with the Offer consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada or a collateral benefit. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by Rule 61-501 and Regulation Q-27, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction also may result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Common Shares, would necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer.

If the Offeror is unable or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from LionOre, or taking no action to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or may either sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations".

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations or going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations or going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

11. Benefits from the Offer

To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of LionOre, to any associate of a director or senior officer of LionOre, to any person or company holding more than 10% of any class of equity securities of LionOre or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally.

12. Agreements, Arrangements or Understandings

There are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of LionOre and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offer.

There are no agreements, arrangements or understandings, formal or informal, between the Offeror or Norilsk Nickel and any securityholder of LionOre with respect to the Offer or between the Offeror and any person or company with respect to any securities of LionOre in relation to the Offer, except as otherwise set out in this Circular.

13. Regulatory Considerations

Canadian Competition Act

Under the Canadian Competition Act, an acquisition of voting shares of a corporation that carries on an operating business in Canada is subject to pre-merger notification under Part IX of the Canadian Competition Act if certain financial and voting interest thresholds are exceeded. Where pre-merger notification is required, certain information must be provided to the Commissioner of Competition (the "**Canadian Commissioner**") and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). If a short-form filing is made, the Canadian Commissioner may, within the 14-day waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing. The Canadian Commissioner's review of the transaction may take longer than the statutory waiting period.

The Canadian Commissioner may apply to the Canadian Competition Tribunal in respect of a "merger" (as defined under the Canadian Competition Act), and if the Canadian Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, the Canadian Competition Tribunal may issue an order to, among other things, prohibit the acquisition of assets or shares in the case of a proposed merger or dispose of assets or shares acquired in the case of a completed merger.

Alternatively, where the Canadian Commissioner is satisfied by a party or the parties to a transaction that she would not have sufficient grounds to apply to the Canadian Competition Tribunal under the merger provisions of the Canadian Competition Act, the Canadian Commissioner may issue an advance ruling certificate ("**ARC**") in respect of that transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Canadian Commissioner cannot seek an order of the Canadian Competition Tribunal under the merger provisions of the Canadian Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The purchase of the Common Shares contemplated by the Offer is subject to pre-merger notification and constitutes a "merger" under the Canadian Competition Act. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that (i) the Canadian Commissioner shall have issued an ARC under Section 102 of the Canadian Competition Act in respect of the purchase of the Common Shares by the Offeror, or (ii) the waiting period under Part IX of the Canadian Competition Act shall have expired or have been waived in accordance with the Canadian Competition Act and the Canadian Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the reasonable satisfaction of the Offeror acting reasonably that she is of the view that, at that time, grounds do not exist to initiate proceedings before the Canadian Competition Tribunal under the merger provisions of the Canadian Competition Act with respect to the purchase of the Common Shares by the Offeror (or words to that effect). See Section 4 of the Offer, "Conditions of the Offer". The Offeror has made an application for an ARC.

Investment Canada Act

Under the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a "**Reviewable Transaction**") and in such a case cannot be implemented unless the Minister responsible for the Investment Canada Act (the "**Minister**") is satisfied that the transaction is likely to be of "net benefit to Canada". An application for review must be filed with the Director of Investments prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other

things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days to permit completion of the review.

The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada's ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The purchase of the Common Shares contemplated by the Offer is a Reviewable Transaction. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that any required approval under the Investment Canada Act shall have been obtained or concluded on terms satisfactory to the Offeror in its sole judgment. See Section 4 of the Offer, "Conditions of the Offer". The Offeror has filed an application for review with the Director of Investments.

Merger Regulation in the European Union

The EC Merger Regulation imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet one of two specified financial thresholds, namely: (A) (i) the combined worldwide turnover of all "undertakings concerned" by the transaction exceeds Euro(€)5.0 billion, and (ii) the European Community ("**Community**")-wide turnover of each of at least two of the undertakings concerned exceeds €250.0 million; unless each of the undertakings concerned generates more than two-thirds of its Community-wide turnover within the same Community member state or (B) (i) the combined worldwide turnover of all undertakings concerned exceeds €2.5 billion, (ii) the combined turnover of all undertakings concerned exceeds €100.0 million in each of at least three Community member states, (iii) each of at least two undertakings concerned generates more than €25.0 million turnover in each of at least three of the Community member states identified in step (ii), and (iv) each of at least two undertakings concerned generates more than €100.0 million turnover within the Community; unless each of the undertakings concerned generates more than two-thirds of its Community-wide turnover within the same Community member state.

A transaction that meets either one of these thresholds must be notified to the European Commission ("EC") before it is implemented and cannot be implemented until it has been cleared by the EC. Where the EC Merger Regulation applies, subject to limited exceptions, the EC has exclusive merger control jurisdiction over the transaction within the European Union.

Likewise, where the EC Merger Regulation applies, subject to limited exceptions, the states that are signatories to the European Economic Area ("**EEA**") Agreement (Iceland, Liechtenstein and Norway, the "**EFTA States**") are not entitled to review the transaction under their respective domestic merger control rules. In certain circumstances where the transaction has effects within the EFTA States, the EC will exchange information and consult with the EFTA Surveillance Authority, a body established under the EEA Agreement.

Following notification, by means of a "Form CO", the EC has 25 working days in which to undertake its initial review of the transaction (generally known as a "phase I investigation"; that period may be increased to 35 working days if an EC member state's competition authority requests jurisdiction over the transaction or the parties offer commitments) to resolve any competition concerns. If, following its initial review, the EC has "serious doubts" as to whether the transaction threatens to "significantly impede effective competition" in the Community, it will initiate an in-depth investigation (generally known as a "phase II" investigation). Such investigation lasts up to: (a) 90 working days from initiation of a phase II investigation; (b) 105 working days from initiation of a phase II investigation, if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation; (c) within 110 working days from initiation of a phase II investigation, if (i) the EC agrees to an extension of time with the parties, or (ii) the parties request an extension within the first 15 days from initiation of proceedings; or (d) 125 working days from initiation of a phase II investigation if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation and (i) the EC agrees to an extension of time with the parties or (ii) the parties request an extension of time within 15 days from initiation of a phase II investigation.

The time periods are exceptionally suspended where, owing to circumstances for which one of the parties involved in the transaction is responsible, the EC has to request information by decision or to order an on-site inspection.

If, following a phase II investigation, the EC concludes that the transaction would significantly impede effective competition in the Community, unless suitable remedies are offered by the parties, it will be blocked. Such decisions are appealable to the European Court of First Instance.

Norilsk Nickel considers that it is unlikely that the proposed acquisition of control of LionOre would satisfy either of the jurisdictional thresholds of the EC Merger Regulation (the conditions in either (A) or (B) above). Transactions that do not trigger a filing requirement under the EC Merger Regulation still may trigger a pre-merger notification requirement in one or more EU Member States and/or EFTA States and will need to be notified to and cleared prior to implementation by the Member State Competition Authorities of those EU Member States and EFTA States where filings are required. Member State Competition Authorities generally have up to approximately one month to review the transaction (this period may be extended if the parties offer commitments to resolve any competition concerns). If following this initial review, a Member State Competition Authority identifies substantive competition concerns that have not been resolved, the review period will be extended for an additional period of up to approximately three to five months. If, following an extended review, a Member State Competition Authority concludes that the transaction raises competition concerns that have not been resolved, the Member State Competition Authority may block the transaction. Such decisions are appealable to relevant national courts or tribunals.

Where the acquisition triggers filings at EU Member State level, any one or more of the Member State Competition Authorities may request the EC to examine the transaction even though the transaction does not meet the jurisdictional thresholds of the EC Merger Regulation. EFTA States may join such requests. Such referral requests can be made only where the transaction affects trade between EU Member States and threatens to significantly affect competition within the territory of the relevant Member State or States making the request. The request will have to be made at most within 15 working days of the date on which the transaction was notified to the relevant Member State Competition Authorities, or if no notification is required, otherwise made known to the Member State concerned. The EC will inform Member State Competition Authorities and the notifying parties of any request received without delay. Where a referral request is made, all national time limits relating to the review of the transaction shall be suspended until it has been decided where the transaction shall be examined.

The EC may, at the latest ten working days after the expiry of the period referred to above, decide to examine the transaction where it considers that the transaction affects trade between EU Member States and threatens to significantly affect competition within the territory of the Member State or States making the request. If the EC does not take a decision within this period, it shall be deemed to have adopted a decision to examine the transaction in accordance with the request. Upon accepting such a request, the EC may request the parties to submit a "Form CO" notification. The Member State or States making the request will no longer apply their national legislation on competition to the transaction. The EC timelines explained above will apply where the EC requests the parties to submit a "Form CO" from the date of submission of the notification, and will apply from the working day following the day on which the EC informs the parties that it has decided to review the transaction where a "Form CO" notification has not been requested. Transactions that are reviewed by the EC cannot be implemented prior to being cleared (or deemed cleared) by the EC.

Trade Practices Act 1974 (Australia)

Section 50 of the primary Australian competition/anti-trust legislation, the *Trade Practices Act 1974* (Cth) (**"TPA"**) prohibits a corporation from acquiring, directly or indirectly, shares or assets if the acquisition would have the effect, or be likely to have the effect, of substantially lessening competition in a market in Australia, or a State, Territory or region of Australia.

There is no mandatory pre-merger notification procedure in Australia and only the Australian competition regulator, the Australian Commission, has the power to seek an injunction to prevent the implementation of a merger. Third parties have a right to seek a declaration in the Australian Federal Court that a merger contravenes the mergers test. The remedies which a third party can claim include orders for the unwinding of the transaction and damages flowing from any loss they may suffer as a result. However, this rarely occurs.

Accordingly, if parties to a proposed merger require regulatory comfort that the Australian Commission will not intervene, they may consider seeking:

- an informal (non-statutory) clearance decision from the Australian Commission. An informal clearance decision from the Australian Commission takes the form of a non-binding "no action" letter, indicating that on the basis of

the information before it, the Australian Commission does not intend to oppose the merger. As the informal merger clearance process is not statutory, it does not benefit from stipulated timeframes. However, the Australian Commission Merger Review Process Guidelines state that the Australian Commission will typically reach a decision within six to eight weeks once a merger proposal is in the public domain, although that indicative timeframe may be extended by a longer period if the merger proposal gives rise to issues;

- a formal (statutory) binding clearance decision from the Australian Commission that a merger does not contravene the mergers test. A clearance decision granted pursuant to the formal merger clearance process is binding and confers statutory immunity from proceedings from any third party. The Australian Commission has 40 business days in which to make a decision. This may be extended for a longer period, by agreement with the parties during the initial 40 business day time period, or unilaterally by the Australian Commission for an additional 20 business days. If the Australian Commission does not formally clear the merger within that time period, it is deemed to have made a decision not to clear the merger. A negative decision is also subject to a limited merits review, essentially "on the papers" before the Australian Competition Tribunal ("**Australian Tribunal**"); or

- a merger authorization from the Australian Tribunal. The Australian Tribunal may only grant a merger authorization if the parties are able to demonstrate that the proposed merger will give rise to net public benefits that outweigh any public detriments which flow from any lessening of competition. The Australian Tribunal must make its decision within three months, or within six months if the merger raises complex issues.

All procedural options are voluntary.

The Offeror considers that no material competition/anti-trust issues are likely to arise in Australia in relation to the Offer. However, in accordance with Australian practice the Offeror has sought informal clearance from the Australian Commission for the acquisition. The Australian Commission will establish an indicative timeline for interested third parties to provide the Australian Commission with comments in relation to the Offer, before the Australian Commission reaches a concluded view.

Foreign Acquisitions and Takeovers Act 1975 (Australia)

Foreign investment in Australia is regulated principally under federal legislation, including the *Foreign Acquisitions and Takeovers Act 1975* ("**FATA**"), and by Australia's Foreign Investment Policy ("**Policy**"). The Federal Treasurer is ultimately responsible for all decisions relating to foreign investment and to the administration of the Policy. The Treasurer is advised and assisted by the Foreign Investment Review Board ("**FIRB**"), which administers the FATA in accordance with the Policy. The FIRB is an administrative body with no statutory existence, and the FATA makes no reference to it. However, the Policy confirms its role. All decisions by the Treasurer relating to a foreign investment proposal are underpinned by analysis and recommendation by the FIRB.

The test applied by the Treasurer in determining whether to provide a "statement of no objection" to a proposal is whether it is contrary to the national interest. Proposals normally receive no objection unless they are judged contrary to the national interest. There is no definition of the national interest, it is assessed on a case-by-case basis. Nevertheless, where a proposal such as this involves foreign persons in an offshore take-over, the Policy states that such proposals do not raise issues that make the transaction contrary to the national interest. Where issues are raised, the Australian Government would seek to resolve any concerns through consultations with the parties involved.

Under the FATA, the Treasurer has the power to make adverse orders in respect to proposals where he considers the proposal to be contrary to the national interest. The threshold for the activation of the Treasurer's powers in an offshore take-over is where the offshore target is: (i) an Australian urban land corporation; or (ii) a holding corporation of a foreign corporation who holds shares in an Australian corporation with a value of A$200 million or more; or (iii) a holding corporation of an Australian corporation who has with a value of A$200 million or more.

The purchase of the Common Shares contemplated by the Offer is a proposal that may activate the Treasurer's powers under the FATA as LionOre has Australian assets valued at in excess of the A$200 million threshold. As a result, notification to the Treasurer should be made seeking a statement of no objection to the proposal. Accordingly, completion of the acquisition of the Common Shares pursuant to the Offer is conditional upon the Offer receiving a statement of no objection under the FATA.

SA Competition Act

The SA Competition Act imposes a pre-merger notification requirement on all transactions that fall within the definition of "merger" in the SA Competition Act and meet the prescribed asset or turnover notification thresholds. A transaction is categorized as a small, intermediate or large merger, depending on the relevant thresholds that are met. The purchase of the Common Shares contemplated by the Offer constitutes an intermediate merger due to Norilsk Nickel and LionOre's combined turnover and/or assets in, into, or from South Africa being below the Rand 3.5 billion threshold for categorization as a large merger. Norilsk Nickel understands that, on the basis of publicly available information, the Xstrata Bid constitutes a large merger under the SA Competition Act.

An intermediate merger is notified to the Competition Commission ("**SA Commission**"), which investigates the merger and issues a certificate approving the merger, approving the merger subject to conditions or prohibiting implementation of the merger. (Unlike a large merger, an intermediate merger only requires the approval of the SA Commission and not the approval of the Competition Tribunal (following receipt of a recommendation by the SA Commission to the Competition Tribunal)).

Once a complete filing has been made, the SA Commission has an initial period of 20 business days (as compared to 40 business days for a large merger) to investigate the proposed transaction and issue the necessary certificate. It may, however, before the expiry of the initial 20 day period for consideration, issue an extension certificate to the party which notified it of the merger, extending the period for consideration of the merger by a single period not exceeding 40 business days. If upon the expiry of the initial 20 day period for consideration the SA Commission has not issued a certificate approving the transaction, approving the transaction subject to conditions or prohibiting the transaction, and has not issued an extension certificate, the merger must be regarded as having been approved. There is no third party right of intervention for an intermediate merger.

A merger assessment by the South African Competition Authorities entails three distinct inquiries: a competition inquiry, an inquiry into the technological, efficiency and pro-competitive effects of the transaction, and a public interest inquiry.

In terms of the competition inquiry, the South African Competition Authorities determine whether the merger is likely to substantially prevent or lessen competition in the relevant market(s). If the merger is found to substantially prevent or lessen competition, the South African Competition Authorities determine whether the merger is likely to result in any technological, efficiency or other pro-competitive gains that outweigh its anticompetitive effects. If so, the merger will be approved provided it can be justified on the public interest grounds referred to below.

Regardless of the outcome of the competition inquiry or the inquiry into the technological, efficiency or pro-competitive effects of the merger, the South African Competition Authorities also consider whether the merger can or cannot be justified on substantial public interest grounds by assessing the effect that the merger will have on: (a) a particular industrial sector or region; (b) employment; (c) the ability of small businesses, or firms controlled by historically disadvantaged persons, to become competitive; and (d) the ability of national industries to compete in international markets.

Mines and Minerals Act (Botswana)

The Mines and Minerals Act (the "**MMA**") governs the transfer or assignment of a mining licence and requires that any transfer of a controlling interest in the holder of a mining licence that is also a private company be approved in advance by Botswana authorities. Although the MMA does not expressly contemplate the transfer of a controlling interest in the parent company of a holder of a mining licence, Norilsk Nickel may seek the approval from Botswana authorities.

14. Information Concerning Securities of LionOre

Previous Distributions and Purchases of Common Shares

Based solely on publicly available information, Norilsk Nickel and the Offeror believed that during the five most recently completed fiscal years preceding the date of the Offer, LionOre has not distributed or purchased any Common Shares (excluding Common Shares distributed pursuant to the exercise of Options), except for the following distributions:

Period	Securities Issued	Price Per Security	Aggregate Gross Proceeds to LionOre
2002	Issuance of 1,136,572 Common Shares on the conversion of convertible debentures	N/A	N/A
	Issuance of 27,500,000 special warrants, exercisable into an equal number of Common Shares	$3.65	$100,375,000
	Issuance of 7,708,327 Common Shares on the conversion of convertible debentures	N/A	N/A
	Issuance of 27,500,000 Common Shares on the exercise of special warrants	N/A	N/A
	Issuance of 7,500,000 Common Shares	$4.00	$ 30,000,000
2003	Issuance of 4,000,000 Common Shares	$5.75	$ 23,000,000
	Issuance of 24,989,396 Common Shares as consideration for the acquisition of Dalrymple Resources NL	N/A	N/A
	Issuance of 115,500 Common Shares on the exercise of share purchase warrants	$2.00	$ 231,100
2004	Issuance of 1,001,000 Common Shares on the exercise of share purchase warrants	N/A	N/A
2005	Issuance of 21,691,295 Common Shares as consideration for the acquisition of MPI Mines Limited	N/A	N/A

LionOre Dividends

Based solely on publicly available information, LionOre has not declared or paid any dividends in the three fiscal years preceding the date of the Offer. According to LionOre's annual information form dated March 29, 2007, LionOre has no fixed dividend policy, and any decision to pay dividends on the Common Shares will be made by the LionOre Board of Directors based on economic conditions, LionOre's operating performance and capital requirements.

Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX. Among such criteria is the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. If permitted by applicable Laws, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Common Shares from the TSX. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether LionOre remains subject to public reporting requirements in Canada and the U.S. and other factors.

The Offeror currently intends to promote a delisting of the Common Shares from the London Stock Exchange and the Botswana Stock Exchange if the conditions in Section 4 of the Offer, "Conditions to the Offer", have been met. In connection with such delisting from the London Stock Exchange, LionOre will be required by the Listing Rules of the

Financial Services Authority in the U.K. to publish an announcement, by notifying a regulatory information service, giving at least 20 U.K. business days' notice of the intended listing cancellation.

In February 2007, LionOre announced its intention to delist from the Australian Securities Exchange. LionOre indicated that the financial, administrative and compliance costs associated with the listing on the Australian Securities Commission were no longer considered to be justified. The delisting is proposed to take effect from June 5, 2007.

15. Certain Canadian Federal Income Tax Considerations

In the opinion of Goodmans LLP, Canadian counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described in Section 10 of the Circular, "Acquisition of Common Shares Not Deposited".

This summary is based on the current provisions of the *Income Tax Act* (Canada) ("**Tax Act**") and the regulations thereunder in force as of the date hereof, and counsel's understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the Canada Revenue Agency (the "**CRA**"). This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**"), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by judicial, governmental or legislative decision or action, or changes in administrative policies of CRA, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, to a Shareholder that is a "specified financial institution" as defined in the Tax Act, to a Shareholder an interest in which is, or for whom a Common Share would be, a "tax shelter investment" as defined in the Tax Act or to a Shareholder who has acquired Common Shares on the exercise of Options or pursuant to the Long Term Incentive Plan. Such Shareholders should consult their own tax advisors.

All amounts relating to the acquisition or disposition of Common Shares must be determined in Canadian dollars for purposes of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares having regard to their own particular circumstances, including the application and effect of the income and other tax laws of any national, provincial, state or local tax authority. In addition, holders of Options, holders of other Convertible Securities and holders of LTIP Entitlements should consult their own tax advisors having regard to their own personal circumstances.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada, deals at arm's length with and is not affiliated with Norilsk Nickel, the Offeror or LionOre and holds Common Shares as capital property (a "**Resident Holder**"). Common Shares generally will be considered to be capital property to a Shareholder unless the Shareholder holds such Common Shares in the course of carrying on a business or acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. In certain circumstances, a Shareholder whose Common Shares might not otherwise be considered capital property may make an irrevocable election under subsection 39(4) of the Tax Act to have the Common Shares and all other "Canadian securities" (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Shareholders who may not hold their Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors regarding these rules.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Compulsory Acquisition

As described under Section 10 of this Circular, "Acquisition of Common Shares Not Deposited — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Common Shares pursuant to Section 206 of the CBCA. A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale Pursuant to the Offer".

A Resident Holder who dissents in a Compulsory Acquisition and is entitled to receive from the Offeror the fair value of its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount fixed as such by the Court (not including the amount of interest awarded by the Court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale Pursuant to the Offer".

Any interest awarded to a dissenting Resident Holder by the Court must be included in computing such Resident Holder's income for the purposes of the Tax Act.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including interest and taxable capital gains.

Subsequent Acquisition Transaction

As described under Section 10 of this Circular, "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction", if the compulsory acquisition provisions of Section 206 of the CBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of LionOre with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who had not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (**"Redeemable Shares"**), which would thereafter be immediately

redeemed for cash. In those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder's capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit for "eligible dividends" paid after 2005. There can be no assurance that any deemed dividend will be an eligible dividend.

Pursuant to the current administrative practice of the CRA, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by the Court).

Qualified Investment

As described under Section 14 of this Circular, "Information Concerning Securities of LionOre — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer", the Common Shares may cease to be listed on the TSX, the London Stock Exchange and the Australian Securities Exchange following the completion of the Offer and, in the case of the Australian Securities Exchange, pursuant to LionOre's previously announced intention to delist. Resident Holders are cautioned that the Common Shares will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans at any time at which the Common Shares are not listed on a prescribed stock exchange (which currently includes the TSX, the London Stock Exchange and the Australian Securities Exchange) and LionOre ceases to be a "public corporation" for purposes of the Tax Act, and will cease to be qualified investments for trusts governed by registered education savings plans at the end of the calendar year following the year in which LionOre ceases to be a "public corporation" for purposes of the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm's length with and is not affiliated with Norilsk Nickel, the Offeror or LionOre, holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to a non-resident Shareholder that is an insurer for which Common Shares are "designated insurance property" under the Tax Act.

Accordingly, no Shareholder should construe the contents of this document as legal, tax, financial or other professional advice. This document does not take into account the specific investment objectives, financial situation and particular needs of Shareholders. Shareholders should read this document carefully, and in its entirety, before making a decision as to whether to accept the Offer. Each Shareholder should consult its own financial and/or professional advisers as to the legal, tax, financial or other matters relevant to the action it should take in connection with the Offer.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares pursuant to the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under "— Shareholders Resident in Canada — Sale Pursuant to the Offer". A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or the exercise of dissent rights under a Compulsory Acquisition unless the Common Shares constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property".

Generally, a Common Share will not constitute "taxable Canadian property" to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed at that time on a prescribed stock exchange (which currently includes the TSX, the London Stock Exchange and the Australian Securities Exchange) (or, at a time following royal assent to the relevant Tax Proposals, on a "designated stock exchange", which will include all existing stock exchanges that are prescribed stock exchanges), (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, did not own 25% or more of the shares of any class or series of LionOre at any time within the 60-month period immediately preceding that time, and (c) such Common Share is not deemed to be taxable Canadian property to such Non-Resident Holder for purposes of the Tax Act. See "Delisting of Common Shares Following Completion of the Offer" below, in the case where Common Shares are delisted prior to a Compulsory Acquisition.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder's income for purposes of the Tax Act if the Common Shares constitute "treaty-protected property". Common Shares owned by a Non-Resident Holder will generally be "treaty-protected property" if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under Part I of the Tax Act. By way of example, under the Canada-U.S. Income Tax Convention (the "**U.S. Treaty**"), a Non-Resident Holder who is a resident of the U.S. for the purposes of the Tax Act and the U.S. Treaty will generally be exempt from tax in Canada in respect of a gain realized on the disposition of the Common Shares provided the value of such shares is not derived principally from real property situated in Canada. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under "Residents of Canada — Sale Pursuant to the Offer" will generally apply. A Non-Resident Holder who disposes of "taxable Canadian property" must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

Any interest awarded by the Court and paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefit of the U.S. Treaty, by way of example, and is the beneficial owner of the interest, at this time, the applicable rate is generally reduced to 10%. If enacted, once effective, relevant Tax Proposals will eliminate Canadian withholding tax on interest paid or credited to a Non-Resident Holder.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described under Section 10 of this Circular, "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction", the Offeror reserves the right to use all reasonable efforts to acquire the balance of Common Shares not acquired pursuant to the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization, or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See "Delisting of Common Shares Following Completion of the Offer" below, in the case where Common Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under "Non-Residents of Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition". Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian

withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefits under the U.S. Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%.

Any interest paid to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefit of the U.S. Treaty, by way of example, and is the beneficial owner of the interest, at this time, the applicable rate is generally reduced to 10%. If enacted, once effective, relevant Tax Proposals will eliminate Canadian withholding tax on interest paid or credited to a Non-Resident Holder.

Delisting of Common Shares Following Completion of the Offer

As described under Section 14 of this Circular, "Information Concerning Securities of LionOre — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer", the Common Shares may cease to be listed on the TSX, the London Stock Exchange and the Australian Securities Exchange following the completion of the Offer (and, in the case of the Australian Securities Exchange, pursuant to LionOre's previously announced intention to delist) and may not be listed on any such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Common Shares are not listed on a prescribed stock exchange (which currently includes the TSX, the London Stock Exchange and the Australian Stock Exchange) at the time they are disposed of (or, for dispositions following royal assent to the relevant Tax Proposals, on a "designated stock exchange", which will include all existing stock exchanges that are prescribed stock exchanges):

(a) the Common Shares will generally be taxable Canadian property for Non-Resident Holders;

(b) Non-Resident Holders will be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result;

(c) Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Common Shares constitute "treaty-protected property", as described above); and

(d) the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares (unless, for dispositions following royal assent to Tax Proposals, the Common Shares are listed on a "recognized stock exchange").

16. Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax considerations generally applicable to U.S. Shareholders (as defined below) with respect to the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the "**IRS**") regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set forth below. The discussion does not address aspects of U.S. federal taxation other than income taxation, nor does it address aspects of U.S. federal income taxation that may be applicable to particular shareholders, including but not limited to shareholders who are dealers in securities, life insurance companies, tax-exempt organizations, banks, foreign persons, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of LionOre or Norilsk Nickel, persons whose functional currency is not the U.S. dollar or who acquired their Common Shares in a compensatory transaction and persons who hold Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Common Shares as a "capital asset" within the meaning of Section 1221 of the Code. The discussion does not address the U.S. federal income tax consequences to holders of options to purchase Common Shares or holders of stock or securities convertible or exchangeable into Common Shares. In addition, it does not address state, local or foreign tax consequences. U.S. Shareholders are urged to consult their tax advisors with respect to the U.S. federal, state, local and

foreign tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 10 of this Circular, "Acquisition of Common Shares Not Deposited".

As used herein, the term **"U.S. Shareholder"** means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes (i) a citizen or resident of the U.S.; (ii) a corporation, or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision thereof or therein; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary jurisdiction over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust has elected to be treated as a U.S. person.

Disposition of Common Shares

Subject to the discussion below under "Passive Foreign Investment Companies", a U.S. Shareholder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for U.S. federal income tax purposes, which will be treated as ordinary income) and the U.S. Shareholder's adjusted tax basis in the Common Shares sold in the Offer or the Compulsory Acquisition. The gain or loss will be capital gain or loss, and, for non- corporate U.S. shareholders will be subject to a maximum U.S. federal income tax rate of 15% if the Common Shares were held for more than one year.

If the Offeror is unable to effect a Compulsory Acquisition or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described in Section 10 of this Circular, "Acquisition of Common Shares Not Deposited". The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash in exchange for Common Shares, it is expected that the U.S. federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above. However, there can be no assurance that the U.S. federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described above. U.S. Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

If a U.S. Shareholder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Common Shares, as determined on the settlement date of such sale or other taxable disposition.

If a U.S. Shareholder is an accrual-basis taxpayer, such U.S. Shareholder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Shareholder might have a foreign currency gain or loss for U.S. federal income tax purposes. This gain or loss is equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other taxable disposition of Common Shares and on the date of payment. Any such currency gain or loss generally will be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, that such U.S. Shareholder recognizes on the sale or other taxable disposition of Common Shares.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Shareholder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Common Shares generally will be U.S. source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the U.S. Treaty. U.S. Shareholders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Passive Foreign Investment Companies

In general, LionOre would be a passive foreign investment company (a **"PFIC"**) if, for any taxable year, 75% or more of its gross income constituted "passive income" or 50% or more of its assets produced, or were held for the production of, passive income. If LionOre is or has been a PFIC at any time during a U.S. Shareholder's holding period and the U.S.

Shareholder did not elect to be taxable currently on his or her pro rata share of LionOre's earnings or to be taxed on a "mark to market" basis with respect to his or her Common Shares, any gain recognized by the U.S. Shareholder as a result of his or her participation in the Offer (or a Compulsory Acquisition) will be treated as ordinary income and will be subject to an interest charge. The Offeror does not believe that LionOre is or has ever been a PFIC. The Offeror, however, has not conducted the detailed factual analysis necessary to reach this conclusion with certainty and PFIC status is subject to change. Therefore, there can be no assurance that LionOre has not been or will not become a PFIC. U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of LionOre being classified as a PFIC.

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subjected to information reporting to the IRS. In addition, a U.S. Shareholder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a U.S. Shareholder who furnishes a correct taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Shareholder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

17. Acceptance of the Offer

The Offeror has no knowledge regarding whether any Shareholder will accept the Offer.

18. Depositary

The Offeror has engaged Computershare Investor Services Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the office specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of LTIP Tendering Letters and Notices of Guaranteed Delivery at its office in the City of Toronto. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

19. Financial Advisors, Dealer Manager and Soliciting Dealer Group

The Offeror has retained UBS Investment Bank to act as its financial advisor with respect to the Offer.

The Offeror has also engaged the services of UBS Securities Canada Inc. to act as Dealer Manager and to solicit acceptances of the Offer.

The Dealer Manager will be reimbursed by the Offeror for its reasonable out-of-pocket expenses. In addition, the Dealer Manager will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

The Dealer Manager has also undertaken to form a soliciting dealer group (the "**Soliciting Dealer Group**") comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer from persons resident in Canada. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer who has entered into an agreement with the Dealer Manager and whose name appears in the appropriate space of a properly completed and executed Letter of Transmittal a fee of Cdn.$0.10 for each Share deposited and taken up by the Offeror under the Offer, provided that a minimum of 500 Common Shares per beneficial owner are so deposited and taken up. A minimum fee of Cdn.$85 and a maximum fee of Cdn.$1,500 will be paid in respect of any single beneficial owner of Common Shares. Where the Common Shares deposited and registered in a single name are beneficially owned by more than one person, the Cdn.$85 minimum and Cdn.$1,500 maximum amounts will be applied separately in respect of each such beneficial owner, provided that no fee will be payable in respect of any Common Shares so deposited by and taken up from a beneficial holder of fewer than 500 Common Shares. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror at the time of deposit.

Except as set forth above, the Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. Stockbrokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

No fee or commission will be payable by any Shareholder who transmits such Shareholder's Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer. However, a broker or nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

20. Information Agent

The Offeror has retained Georgeson to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

21. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

22. Directors' Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the board of directors of each of the Offeror and Norilsk Nickel.

CONSENT OF COUNSEL

TO: The Directors of 0789970 B.C. Ltd.

We hereby consent to the reference to our name and opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated May 7, 2007 made by 0789970 B.C. Ltd. to the holders of common shares of LionOre Mining International Ltd.

Toronto, Canada
May 7, 2007

(Signed) *Goodmans LLP*
GOODMANS LLP

APPROVAL AND CERTIFICATE OF
0789970 B.C. LTD.

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of LionOre has been authorized, by the board of directors of 0789970 B.C. Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: May 7, 2007

(Signed) SIEGFRIED PASQUAL
President

(Signed) ALFONSO AYLLON
Secretary and Treasurer

On behalf of the Board of Directors

(Signed) SIEGFRIED PASQUAL
Director

(Signed) ALFONSO AYLLON
Director

APPROVAL AND CERTIFICATE
OF OJSC MMC NORILSK NICKEL

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of LionOre has been authorized by, the board of directors of OJSC MMC Norilsk Nickel. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: May 7, 2007

(Signed) DENIS STANISLAVOVICH MOROZOV
Chief Executive Officer

(Signed) IGOR ANATOLIEVICH KOMAROV
Chief Financial Officer

On behalf of the Board of Directors

(Signed) RALPH TAVAKOLIAN MORGAN
Director

(Signed) GUY DE SELLIERS
Director

The Information Agent for the Offer is:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, ON, Canada M5J 2Y1

North American Toll Free Number: 1-866-682-6148
Outside North America, Call Collect: 212-440-9800

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, ON, Canada M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or By Courier:
9th Floor
100 University Avenue
Toronto, ON, Canada M5J 2Y1
Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555

The Dealer Manager for the Offer is:

UBS Securities Canada Inc.

161 Bay Street, Suite 4100, P.O. Box 617
Toronto, ON, Canada M5J 2S1

Inside and Outside North America, Call: 1-416-350-2201

END